Leading the Way

2008 ANNUAL REPORT




Changes proposed for pilot program







corporate profile

Champion Industries, Inc., headquartered in Huntington, West Virginia, is a commercial printer, business forms manufacturer and office products and office furniture supplier. The Company also publishes The Herald-Dispatch daily newspaper in Huntington, West Virginia with a total daily and Sunday circulation of approximately 26,000 and 31,000, respectively. With annual revenues of over $160 million, the Company operates in regional markets of the United States, east of the Mississippi River.

In so many aspects Champion Industries, Inc. plays a vital role. As an integral business process solutions provider, Champion provides a turnkey solution to nearly every industry sector imaginable. Within the communities we serve, Champion is a trusted partner in the delivery of accurate and timely information, goods and services.

Champion Industries, Inc. is down the street, across the yard and in your living room. **We're right there, and we're leading the way.**





REVENUE
(in thousands)
$ 168,000
156,000
144,000
132,000
120,000
108,000
124,402
134,925
145,188
145,642
162,685
'04 '05 '06 '07 '08
TOTAL ASSETS
(in thousands)
$ 150,000
125,000
100,000
75,000
50,000
25,000
64,150
61,645
65,989
149,212
141,279
'04 '05 '06 '07 '08
BOOK VALUE
PER SHARE
$ 5.20
4.90
4.60
4.30
4.00
3.70
4.27
4.18
4.51
4.89
5.19
'04 '05 '06 '07 '08
INCOME FROM
OPERATIONS
(in thousands)
$ 15,000
12,000
9,000
6,000
3,000
0
1338
2,435
9,753
10,514
12,719
'04 '05 '06 '07 '08
WORKING CAPITAL
(in thousands)
$ 50,000
40,000
30,000
20,000
10,000
0
26,913
26,081
25,955
25,308
20,367
'04 '05 '06 '07 '08
EARNINGS PER SHAR
(diluted)
$ 0.75
0.60
0.45
0.30
0.15
0.0
0.08
0.11
0.55
0.60
0.60
'04 '05 '06 '07 '08

financial highlights

	Year Ended October 31,				
	2008	2007 [2]	2006 [1]	2005 [1]	2004
Operating Results Data	(In thousands, except share and per share data)				
Total revenues	**$ 162,685**	$ 145,642	$ 145,188	$ 134,925	$ 124,402
Gross profit	**52,215**	42,850	43,394	38,253	34,396
Income from operations	**12,719**	10,514	9,753	2,435	1,338
Net income	**6,022**	6,080	5,474	1,117	750
Earnings per share:					
Basic	**$ 0.60**	$ 0.61	$ 0.56	$ 0.11	$ 0.08
Diluted	**0.60**	0.60	0.55	0.11	0.08
Weighted average common shares outstanding:					
Basic	**9,986,000**	9,957,000	9,818,000	9,735,000	9,729,000
Diluted	**10,024,000**	10,103,000	9,972,000	9,809,000	9,825,000
Dividends per share	**$ 0.24**	$ 0.24	$ 0.20	$ 0.20	$ 0.20
Book value per share at year end	**5.19**	4.89	4.51	4.18	4.27

[1] During the fourth quarter of 2005, the Company incurred various charges resulting from Hurricane Katrina. As a result of the hurricane, the Company recorded a pre-tax charge of $1,021,000 or $581,000 net of tax or $0.06 per share on a basic and diluted basis. In 2006, the Company recorded recoveries of approximately $377,000, or $224,000 net of tax or $0.02 per share on a basic and diluted basis.

[2] The revenues associated with the acquisition of The Herald-Dispatch are primarily composed of advertising, circulation and commercial printing revenues. The advertising and circulation revenues are included as a component of the newspaper segment and the commercial printing revenues are recorded as a component of the printing segment. Approximately six weeks of the operations of The Herald-Dispatch are included in the Company's Statement of Operations commencing concurrent with the acquisition in 2007.

	October 31,				
	2008	2007	2006	2005	2004
Financial Position Data	(In thousands)				
Cash and cash equivalents/ Negative book cash balances	**$ (987)**	$ 5,793	$ 5,487	$ 3,662	$ 1,745
Working capital	**20,367**	25,308	25,955	26,081	26,913
Total assets	**141,279**	149,212	65,989	61,645	64,150
Long-term debt (net of current portion)[1]	**66,332**	79,378	4,220	6,761	8,257
Shareholders' equity	**51,860**	48,727	44,777	40,752	41,551

[1] Includes non-current borrowings under the Company's credit facilities.

SPECIAL NOTES REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report or in documents incorporated herein by reference, including without limitation statements including the word "believes," "anticipates," "intends," "expects" or words of similar import, constitute "forward-looking statements" within the meaning of section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements of the Company expressed or implied by such forward-looking statements. Such factors include, among others, changes in business strategy or development plans and other factors referenced in this Annual Report, including without limitations under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.


SHALL T. REYNOLDS
rman of the Board & Chief Executive Officer

letter from the chairman

The last three years Champion has posted its three best years in Company history. We have accomplished this through contributions from each of our core businesses and through expansion opportunities which were natural fits for our Company.

In 2008, we continued to see strong performances from our office products and office furniture group as well as key contributions from areas in which we have devoted resources and efforts over the last couple of years, including our Champion Output Solutions group.

We completed our first full year of operating The Herald-Dispatch, which was our first venture into the media segment. In the fourth quarter of 2008 we completed the consolidation of The Herald-Dispatch's commercial printing and label operation into our existing Chapman Printing facility in Huntington, West Virginia. This should offer the Company cost savings in relation to these operations as we move into 2009.

As we review our financial results for 2008, the earnings are comparable with the prior year of 2007, which was a record year. Our interest bearing debt has been reduced by approximately $11.0 million through utilization of our earnings, cash flow and working capital management and our shareholders equity increased to $51.9 million from $48.7 million.

We are cognizant of the challenges facing our country in 2009 and are diligently working to prepare Champion to address these challenges. We have taken selective actions over the last several quarters in an effort to begin to address these circumstances and are prepared to modify our operating plans in a manner to minimize any impact on our strategic long-term objectives while addressing the current economic outlook. Even in tough economic times, it is important to position the Company for the future.

During 2008, the Company was focused on preparing The Herald-Dispatch to operate as an independent newspaper and wean the paper from the Gannett corporate umbrella. We successfully converted from a proprietary Gannett online system to a third party system and as the year progressed converted from Gannett systems to third party systems for general ledger, advertising and circulation. Our office products and furniture group introduced a new import furniture line from China and implemented a new first source catalog doubling the stock keeping units (SKUs) in this catalog offering. The new catalog was designed to specifically compete with national office products companies. We have also continued to invest significant resources in our Champion Output Solutions facility including new presort and variable data output applications and functionality. The Champion Output Solutions group generates recurring revenue streams primarily through variable data output and postal optimization. In the several years preceding 2008 the Company had made substantial capital improvements in our printing press, pre-press and post-press equipment and functionality and our plants are on solid footing from an equipment functionality perspective.

We have appreciated the opportunity to serve our customers over the last year and we look forward to continuing to build a strong relationship based on our consistency and reliability that is expected from our Company. To all of our shareholders, vendors, customers and employees we sincerely appreciate your support of Champion Industries, Inc. and look forward to many mutually rewarding years ahead.

Marshall T. Reynolds
Chairman of the Board & Chief Executive Officer

“We have appreciated the opportunity to serve our customers over the last year and we look forward to continuing to build a strong relationship based on our consistency and reliability that is expected from our Company.”

The Company continues to profit and will move forward with a foundation of performance.


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officers

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growth

The evolution of any business has finite roots in the foundations it lays when the doors are opened. Champion Industries, Inc. has stayed true to the original business model of "giving the customer what they want when they want it" since our humble beginnings in a small cinder-block building in Huntington, West Virginia.


CHAPMAN
PRINTING CO.
CHAPMAN


Champion Locations
PRINTING DIVISIONS
OFFICE PRODUCTS &
OFFICE FURNITURE DIVISIONS


01
02, 07, 16
03, 20
04, 21
06
08
THE CHAPMAN
PRINTING
COMPANY, INC.
304-284-0200
09, 22
10
INTERFORM
SOLUTIONS
12
14
15
17
CAPITOL BUSINESS INTERIOR
19
23
24

printing divisions


Blue Ridge

01

544 Haywood Road | Asheville, NC 28806
p 828.254.1000 | 800.633.4298 | f 828.252.6455
e asheville@brprinting.com

Specializing in super-critical color catalogs, brochures and annual reports for fashion, furniture and financial clientele as well as ad agencies | Highest quality commercial printer with full digital pre-press | Utilizes proprietary UltraRaster™ color separation process | 4- and 6- color presses up to 28 in. x 40 in. | Full bindery | Die cutting


Carolina Cut Sheets
A DIVISION OF CHAMPION INDUSTRIES, INC.

02

P.O. Box 299 | Huntington, WV 25707
p 304.691.5041 | 800.745.5301 | f 888.747.5287
e ccsart@champion-industries.com

Roll to cut sheet business forms manufacturer with digital pre-press | 1- to 5-color presses up to 17 1/2 in. x 22 in. | Capabilities include folding, drilling and padding


CHAMPION
GRAPHIC COMMUNICATIONS
A DIVISION OF CHAMPION INDUSTRIES, INC.

03

10848 Airline Highway | Baton Rouge, LA 70816
p 225.291.9090 | 800.552.4610 | f 225.291.0900

Mid-sized commercial printer with full digital pre-press | Office product sales | 1- to 6-color presses up to 26 in. x 40 in. | Full bindery featuring automated saddle stitching and perfect binding | Fulfillment services


CHAMPION
GRAPHIC COMMUNICATIONS
A DIVISION OF CHAMPION INDUSTRIES, INC.

04

1539-A River Oaks Road East | New Orleans, LA 70123
p 504.818.2332 | 800.807.9688 | f 504.818.2171

Mid-sized commercial printer with full digital pre-press | Office product sales | 1- to 6-color presses up to 26 in. x 40 in. | Full bindery featuring automated saddle stitching and perfect binding | Fulfillment services


CHAMPION
OUTPUT SOLUTIONS
A DIVISION OF CHAMPION INDUSTRIES, INC.

05

120 Hills Plaza | Charleston, WV 25312
p 304.720.0343 | f 304.720.0348

Outsource provider | Statement rendering | Variable check and explanation of benefits printing | Medical billing | Utility billing | Industrial invoicing | Automated mail services, including postal presorting and commingling | Inkjet services | Print-on-demand


CHAPMAN
PRINTING
COMPANY
CHARLESTON

06

3000 Washington Street | Charleston, WV 25312
p 304.341.0676 | 800.824.6620 | f 304.341.0688
e cpcchas@champion-industries.com

Printing sales headquarters with full digital pre-press | Office product sales | Full line printing and services distributor | Print management | Fulfillment | B2B e-commerce solutions | Mail | Digital print



07


CHAPMAN
PRINTING
COMPANY
HUNTINGTON

2450-90 1st Avenue | Huntington, WV 25703
p 304.528.2791 | 800.624.3431 | f 304.528.2746
e cpcprep@champion-industries.com

Mid-sized commercial printer with full digital pre-press | Office product sales | 1- to 4-color presses up to 28 in. x 40 in. | Full bindery with auto saddle stitch and perfect binding | Letter-press, envelope presses and foil stamping | In-house rotary division for manufacturing short- to medium-run business forms, laser cut sheets and continuous snapout | Off- and online MICR encoding | Automated presentation folder/gluer


CHAPMAN
PRINTING
COMPANY
LEXINGTON

08

890 Russell Cave Road | Lexington, KY 40505
p 859.252.2661 | 800.432.0959 | f 859.231.8341
e prepress@cpclex.com

Printing sales office with full digital pre-press | Office product sales

09

CHAPMAN PRINTING COMPANY
MORGANTOWN

951 Point Marion Road | Suite 1
Morgantown, WV 26508
p 304.284.0200 | f 304.284.0209

Printing sales headquarters with full digital pre-press | Office product sales | Full line printing and services distributor | Print management | Fulfillment | B2B e-commerce solutions | Mail | Digital print

10



CHAPMAN PRINTING COMPANY
PARKERSBURG

405 Ann Street | Parkersburg, WV 26101
p 304.485.8596 | 800.458.8596 | f 304.485.4793
e cpcpkbg@champion-industries.com

Mid-sized commercial printer with full digital pre-press and full color separations | Office product sales | 5- and 6- color presses up to 28 in. x 40 in. | Full bindery | Digital Process Color Press

11

CONSOLIDATED GRAPHIC COMMUNICATIONS
A DIVISION OF CHAMPION INDUSTRIES, INC.

1901 Mayview Road | Bridgeville, PA 15017
p 412.221.2700 | 800.568.3696 | f 412.257.8628
e info@cgc1.com

Full line printing and services distributor | Print management | Fulfillment | B2B e-commerce solutions | Promotional products | Pre-press services | Digital Process Color Press

12

DG Donihe Graphics
A DIVISION OF CHAMPION INDUSTRIES, INC.

766 Brookside Drive | Kingsport, TN 37660
p 423.246.2800 | 800.251.0337 | f 423.246.7025
e donihesales@champion-industries.com

Medium- to long-run half-web color printer with full digital pre-press featuring full color separations | 5-color 2-sided Harris M110 press up to 17 3/4 in. x 26 1/2 in. with aqueous coating | 6-color sheet-fed press up to 28 in. x 40 in. with coater | Full bindery

13

INTERFORM SOLUTIONS
A DIVISION OF CHAMPION INDUSTRIES, INC.

1901 Mayview Road | Bridgeville, PA 15017
p 412.221.3300 | 800.255.3370 | f 412.221.6585
e info@interformsolutions.com

Leading manufacturer of business forms and direct mail printing to the trade | Roll-fed presses up to 8-color | Full bindery | Mailer and blown-on labels | Direct mail printing and in-house mailing services | Bar coding for inventory control | Variable imaging and personalization | Forms management programs | Foil embossing and registered holograms | Warehousing

14

The Merten Company
a division of Champion Industries

1515 Central Parkway | Cincinnati, OH 45214
p 513.721.5167 | 800.255.8638 | f 513.241.2219
e sales@mertenco.com

Mid-sized commercial printer with full digital pre-press | 1- to 6-color presses up to 28 in. x 40 in. with in line aqueous coating | Full bindery | Fulfillment services

15

The Herald-Dispatch

946 5th Ave | Huntington, WV 25701
p 304.526.4000 | 800.955.6110 | f 304.526.2857
e news@herald-dispatch.com

Daily newspaper in Huntington, WV | Total daily and Sunday circulation of approximately 26,000 and 31,000, respectively

16

US TAG

2450-90 1st Avenue | Huntington, WV 25703
p 304.691.5046 | 800.638.1018 | f 304.691.5060 | 800.625.6076
e ustag@champion-industries.com

Stock and custom tag manufacturer | Small-sized commercial printer with full digital pre-press | 1- to 3-color presses up to 14 in. x 20 in. | Letterpress up to 18 in. x 22 in. | Full bindery

office products & office furniture divisions


CAPITOL
BUSINESS
INTERIORS
A DIVISION OF STATIONERS, INC.

17

711 Indiana Avenue | Charleston, WV 25302
p 304.343.7550 | 800.628.7880 | f 304.346.3350

Office furniture: A-Grade; Systems | Space planning and design


CAPITOL
BUSINESS
INTERIORS
A DIVISION OF STATIONERS, INC.

18

1214 Main Street | Wheeling, WV 26003
p 304.233.8880 | 800.962.3659 | f 304.233.8866

Office furniture: A-Grade; Systems | Space planning and design


CHAMPION
CLARKSBURG
A DIVISION OF STATIONERS, INC.

19

700 North 4th Street | Clarksburg, WV 26301
p 304.623.6688 | 866.313.4781 | f 304.623.0267 | 800.806.2068
e cfiber@wvdsl.net

Full line of office products and supplies | Data products and supplies | Office furniture: A-Grade; Mid-range; Budget; Pre-owned | Design services | Full line printing and services distributor



CHAMPION
GRAPHIC COMMUNICATIONS
A DIVISION OF CHAMPION INDUSTRIES, INC.

20

10848 Airline Highway | Baton Rouge, LA 70816
p 225.291.9090 | 800.552.4610 | f 225.291.0900
e cgcsales@bellsouth.net

Full line of office products and supplies | Data products and supplies | Office furniture: Mid-range; Budget



CHAMPION
GRAPHIC COMMUNICATIONS
A DIVISION OF CHAMPION INDUSTRIES, INC.

21

1539-A River Oaks Road East | New Orleans, LA 70123
p 504.818.2332 | 800.807.9688 | f 504.818.2171

Full line of office products and supplies | Data products and supplies | Office furniture: Mid-range; Budget


CHAPMAN
PRINTING
COMPANY
MORGANTOWN

22

951 Point Marion Road | Suite 1 | Morgantown, WV 26508
p 304.284.0200 | f 304.284.0209

Full line of office products and supplies | Data products and supplies | Office furniture: A-Grade; Systems | Space planning and design


StationerS
INCORPORATED

23

1945 5th Avenue | Huntington, WV 25703
p 304.528.2780 | 800.862.7200 | f 304.528.2795
e e-champ@champion-industries.com

Full line of office products and supplies | Data products and supplies | Office furniture: A-Grade; Mid-range; Budget; Pre-owned | Design services


Smith & Butterfield Co.

24

2800 Lynch Road | Evansville, IN 47711
p 812.422.3261 | 800.321.6543 | f 812.429.0532

Full line of office products and supplies | Data products and supplies | Office furniture: A-Grade; Mid-range; Budget; Pre-owned | Design services | Printing sales



Champion Industries, In
is leading the way.

"2008 was another strong, profitable year for the Company. We are looking forward to continued growth and outstanding results going forward."

\- TONEY K. ADKINS

◄ (Chapman Printing Company - Huntington, WV)
DEAN TWEDT | Division Manager • (Champion Industries, Inc.)
TONEY K. ADKINS | President & Chief Operating Officer



"Our investment in cutting edge equipment has allowed the Company to continue to be an industry leader in all sectors."

- JOHN HUSHION

Solutions through integration.

Leadership is a culmination of the attitude of a company's personnel, business operations and performance. In all of those arenas, Champion Industries, Inc. has been in the forefront of its industries. Since the dawn of the Company, the challenges have always been molded into positive opportunities and extraordinary outcomes.

Champion takes pride in the knowledge that all of its products and services are delivered with the highest of quality. This holds true throughout the Company and in all the departments, none more so than the Corporate Accounting and Information Technology departments. By integrating new technologies with the age-old practice of hard work, the Champion Accounting and IT teams have been able to "stay ahead of the curve" in the world of business. A responsibility to the shareholders and the Company dictates that efficiencies be gained through this integration and these two departments have led the way for the balance of the Company.



◄ (Chapman Printing Company - Parkersburg, WV) **MARK ADKINS** | Sales Representative • **ASHLEY CARUTHERS** | Sales Representative • **JOHN HUSHION** | Division Manager ▲ (Champion Industries, Inc.) (Row 1) **SCOTT PRICHARD** | Corporate Accounting • **OTIS FREEMAN** | Corporate Credit Manager • **THAO TRAN** | Corporate Intern • **KELLI DODSON** | Corporate Accounting • **JIETING YANG** | Corporate Accounting • **HANNAH CASTO** | Corporate Intern • **TARA SCARBERRY** | Corporate Accounting (Row 2) **TARA BALLARD** | Corporate Intern • **SAMUEL VANCE II** | Information Technology Manager • **TODD R. FRY** | Senior Vice President & Chief Financial Officer • **MATTHEW DICKEY** | Corporate Intern • **JOSEPH HYLTON** | Corporate Intern (Row 3) **GREG D. ADKINS** | Controller • **JAMES FINLEY** | Corporate Accounting • **HARRIS NGUYEN** | Corporate Intern • **BARBARA LINKOUS** | Corporate Accounting • **MICHAEL BLAIR** | Information Technology



"The customer demands that we exceed their expectations and we will continue to do so."

\- SCOTT KITCHEN



Resources. Results. Leadership.

The financial resources of the Company have always been, and continue to be, the cornerstone of the ability to perform. The strength of the balance sheet allows the Company to aggressively posture for the future.

The equipment resources of the Company are vital to the sustained growth of the Company. Consumer demands in all areas of the operation including printing, office supplies and furniture and news delivery have forced the Company to be proactive versus reactive. Maximization of existing and investment in new equipment have proved to be a solid basis to strive for improved results.

The human resources of the organization have proved to be one of the Company's most valuable assets. Our people are a collection of talented, experienced and aggressive individuals focused on the common goals of strength and leadership. We will continue to place our people in the best positions for themselves and the Company and look forward to outstanding results.

◄ (Chapman Printing Company - Charleston, WV) **REGINA McGRATH** | Office Products Manager • **SCOTT KITCHEN** | Division Manager • **LINDA DUNLAP** | Furniture Manager • **TERRI BURGER** | Assistant Division Manager ◄ (Chapman Printing Company - Lexington, KY) **RON DURHAM** | Pre-press Manager • **HAL STEWART** | Division Manager ▲ (Chapman Printing Company - Morgantown) **PEGGY LOVIO** | Furniture Manager • **DAVID McCORMICK** | Division Manager ▲ (The Merten Company) **LARRY MOORE** | Division Manager • **KEITH McKINNEY** | Pre-press Manager • **DARRELL DAY** | Pressroom Manager


SGS
SGS

"The challenges our customers face are made routine by the performance of our people."

- BRUCE FOWLER

Successful performance.

The roots of success can be traced to the cornerstones that a company is built upon. For Champion Industries, Inc., those pillars are laid in the printing and fulfillment sectors of the Company.

Champion has been a trusted partner for many organizations for decades. The ability of our Company to provide quality, timely and affordable printed products has allowed many other organizations to leverage that relationship to their benefit. As a vendor for so many companies throughout the country, Champion is proud to be a supplier of the finest printed products available.



◄ (Blue Ridge Printing) **BRUCE FOWLER** | Division Manager • **PAM NORMAN** | Sales Representative • **BILL BALL** | Sales Representative ▲ (Consolidated Graphic Communications - Bridgeville, PA) **DAN ROSSWOG** | Sales Manager of Western Region • (Champion Industries, Inc.) **JAMES A. RHODES** | Senior Vice President • (Interform Solutions) **JOHN NESTOR** | Division Manager



"Our Company continues on the path of strong results thanks to the commitment of our entire team."

- JIM BUTTERFIELD





Teamwork is paramount to success.

Every division at Champion Industries, Inc. includes a roster of personnel that is considered to be the best and brightest in their respective fields. The talents and experience of these quality individuals is a combination that allows the entire Company to call upon another individual or group within the organization to assist them in many areas.

The professional sales team engages in training and education that allows them to be able to step in and assist with any customer issue. The corporate team understands the responsibilities of the Company and its customers and works together towards the common goal of an efficient and profitable organization. The labor operation works closely with management to create a seamless, effective result for the customer.

Champion Industries, Inc. is a focused team. Focused on the positive outcomes it can provide its customers, shareholders and communities.

◀ (Smith & Butterfield) **TERI MITCHELL** | Office Manager • **DAVID SMITH** | Furniture Manager • **DANA SCHROEDER** | Warehouse Manager • **JAMES D. BUTTERFIELD** | Division Manager ▲ (Champion Graphic Communications - Baton Rouge, LA) **DOUG VANCE** | Assistant Division Manager • (Champion Industries, Inc.) **R. DOUGLAS McELWAIN** | Senior Vice President ▲ (Champion Clarksburg) (Row 1) **BARRY CALEF** | Salesman • **KAMI MONTAGNA** | Receptionist and Accounting • **SANDY LEMLEY** | Receptionist and Accounting • (Row 2) **CLARENCE FIBER III** | Salesman • **GEORGE BALL** | Salesman • **CLARENCE FIBER, JR** | Division Manager • **TOM STALNAKER** | Warehouse Manager ▶ (Champion Industries, Inc.) **WALTER SANSOM** | Secretary • (Chapman Printing Company - Huntington, WV) **JEANIE HENSLEY** | Payroll • (Champion Industries, Inc.) **ADAM REYNOLDS** | Kramer-Smilko Administrator



“Our hours are different but our goals are the same. Customer and community satisfaction are our number one priority.”

- JEFF McCOY

Leaders in our communities.

Over the years, the Company has grown in many ways. The foundation of the organization was a small building offering printing services. Since that time, the Company has grown to include numerous operations in many states across the U.S. With that growth, the economic and social impact of Champion Industries, Inc. has been expanded.

Each and every day, Champion Industries, Inc. provides hundreds of individuals the means to support their families, their communities and their environment. The focus of the business has always been satisfying the needs of the customer and at Champion Industries, Inc. we understand that it also includes the needs of the regions we serve.



◄ (The Herald-Dispatch | Press Operators) **LEWIS CRAWFORD • DONNY KLINGER • PHIL THOMPSON • TOM WILKES • MILES MARSHALL • JEFF McCOY** | Assistant Lead Operator • **KEITH FERGUSON** ▲ (The Herald-Dispatch) **ED DAWSON** | Editor • **E. PAT THOMPSON FRANTZ** | President & Publisher


"Providing an integrated solution for our customers has opened many new doors for our Company."
- ANTHONY WALKER



Timely solutions provide industry leadership.

Every project that Champion Industries, Inc. takes on for their customer base can be considered a "custom" job. The ability of the Company to be flexible, adaptable and fluid with changes allows it to realize many goals. Every one of our team members has the authority and responsibility to do what it takes to meet the demands of our customers.

At Champion Industries, Inc. we foster an environment of innovation. That attitude allows our team members to join with our customers to prepare and execute a workable and satisfactory plan to meet their needs. We provide solutions in many areas that lead to our reputation as a trusted partner for our customers business goals.

◀ (Champion Output Solutions) **ANTHONY WALKER** | Applications Interface/Operations Manager • **KENNY LORE** | Technician • **PHIL SNODGRASS** | Technician
◀ (Chapman Printing Company - Huntington, WV) Receptionists and Accounting • **DONNA CONNELLY** • **DIANNE DAVIS** ▲ (Champion Output Solutions) **TIM DAGOSTINE** | Division Manager ▲ (US Tag & Ticket Co.) **ANTHONY RIGGIO** | Production Supervisor • (Carolina Cut Sheets) **DEBBIE PATRICK** | Customer Service • **JIMI THOMPSON** | Customer Service • (US Tag & Ticket Co.) **JESSICA CROCKETT** | Customer Service • **MARY THOMPSON** | Customer Service • (US Tag & Ticket Co. and Carolina Cut Sheets) **LARRY CASSIDY** | Division Manager



"Our services go far beyond the supply of the customer's needs. We are true partners in their operation."

- JANET JOSEPH-CLAYMAN



Success based on quality.

A winning formula for a successful operation in today's economy is to provide customers with the highest in quality. This rings true in all aspects of Champion Industries, Inc., including the finished products we provide, the level of customer service and the attention to detail that we give every project.

Quality is parallel with trust in the industries we operate. When a customer chooses Champion Industries, Inc. for their project, they understand that the efforts and products they receive will come with a level of performance that is unmatched. Whether it is the newspaper on your doorstep first thing in the morning, the form you use to operate your business or the custom-designed office to which you welcome your own customers, it is a statement of quality that we are proud to deliver.

◄ (Capitol Business Interiors - Charleston, WV) **JANET JOSEPH-CLAYMAN** | President • **ERIN CASEY** | Designer ▲ (Donihe Graphics) **SAM STILTNER** | General Manager • **BILL GRACE** | Sales Manager • **BILL LANE** | Production Manager • **JEFF PARKER** | Lead Web Pressman


"Like every business, we've had
to maximize resources.
We are confident in our ability
to do it ourselves and assist
our customers to do the same."
- MAC ALDRIDGE







"Giving the customer what they want when they want it."

Leading the way requires that a company be at the forefront of the customer's needs and wants. At Champion Industries, Inc. our focus has been on satisfying that mantra since the launch of the Company. The challenges a customer faces in today's business environment require that all of the chosen suppliers of that customer be responsive, effective and affordable.

Often, no customer needs are more immediate than in the office products and furniture divisions of Champion Industries, Inc. Within these divisions the Company utilizes just-in-time delivery systems and incredibly advanced inventory and tracking systems to meet and exceed those demands.

The teams within these divisions are all focused on the desired outcome of the customer. Whether the need is as minute as a single box of paperclips or as large as a custom planned and artistically designed working space, our commitment to satisfying the customer never changes.

◀ (Stationers, Inc.) **VIRGINIA ADKINS** | Furniture Specialist • (Champion Industries, Inc.) **J. MAC ALDRIDGE** | Senior Vice President • (Stationers, Inc.) **JOHN S. ANDERSON** | Manager of Furniture Division • **JANET BLAIR** | Assistant Division Manger ▲ (Stationers, Inc.) **MIKE DEAN** | Warehouse Supervisor ▲ (Stationers, Inc.) **BRENDA SMITH** | Purchasing Department • **LEVI CONAWAY** | Furniture/Operations ▶ (Capitol Business Interiors - Wheeling, WV) **BRAD CRAWFORD** | Division Manager

financials

Selected Consolidated Financial Data

The following selected consolidated financial data for each of the five years in the period ended October 31, 2008, have been derived from the Audited Consolidated Financial Statements of the Company. The information set forth below should be read in conjunction with the Audited Consolidated Financial Statements, related notes, and the information contained in Management's Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere herein.

	Year Ended October 31,				
	2008	2007[2]	2006[1]	2005[1]	2004
OPERATING STATEMENT DATA:	(In thousands, except share and per share data)				
Revenues:					
Printing	**$ 102,206**	$ 101,653	$ 106,414	$ 98,458	$ 95,325
Office products and office furniture	**41,540**	41,449	38,774	36,467	29,077
Newspaper	**18,939**	2,540	—	—	—
Total revenues	**162,685**	145,642	145,188	134,925	124,402
Cost of sales & newspaper operating costs:					
Printing	**72,521**	72,769	75,016	70,978	69,746
Office products and office furniture	**28,457**	28,835	26,778	25,694	20,260
Newspaper cost of sales & operating costs	**9,492**	1,188	—	—	—
Total cost of sales & newspaper operating costs	**110,470**	102,792	101,794	96,672	90,006
Gross profit	**52,215**	42,850	43,394	38,253	34,396
Selling, general and administrative expenses	**39,529**	32,336	34,018	34,797	33,058
Hurricane and relocation costs, net of recoveries	**(33)**	—	(377)	1,021	—
Income from operations	**12,719**	10,514	9,753	2,435	1,338
Interest income	**66**	45	28	18	7
Interest expense	**(5,734)**	(1,455)	(610)	(610)	(301)
Other income	**70**	179	32	120	288
Income before income taxes	**7,121**	9,283	9,203	1,963	1,332
Income tax	**(1,099)**	(3,203)	(3,729)	(846)	(582)
Net income	**$ 6,022**	$ 6,080	$ 5,474	$ 1,117	$ 750
Earnings per share:					
Basic	**$ 0.60**	$ 0.61	$ 0.56	$ 0.11	$ 0.08
Diluted	**0.60**	0.60	0.55	0.11	0.08
Dividends per share	**$ 0.24**	$ 0.24	$ 0.20	$ 0.20	$ 0.20
Weighted average common shares outstanding:					
Basic	**9,986,000**	9,957,000	9,818,000	9,735,000	9,729,000
Diluted	**10,024,000**	10,103,000	9,972,000	9,809,000	9,825,000

[1] During the fourth quarter of 2005, the Company incurred various charges resulting from Hurricane Katrina. As a result of the hurricane, the Company recorded a pre-tax charge of $1,021,000 or $581,000 net of tax or $0.06 per share on a basic and diluted basis. In 2006, the Company recorded recoveries of approximately $377,000, or $224,000 net of tax or $0.02 per share on a basic and diluted basis.

[2] The revenues associated with the acquisition of The Herald-Dispatch are primarily composed of advertising, circulation and commercial printing revenues. The advertising and circulation revenues are included as a component of the newspaper segment and the commercial printing revenues are recorded as a component of the printing segment. Approximately six weeks of the operations of The Herald-Dispatch are included in the Company's Statement of Operations commencing concurrent with the acquisition in 2007.

Selected Consolidated Financial Data

	October 31,				
	2008	**2007**	**2006**	**2005**	**2004**
BALANCE SHEET DATA:			(In thousands)		
Cash and cash equivalents/ Negative book cash balances	**$ (987)**	$ 5,793	$ 5,487	$ 3,662	$ 1,745
Working capital	**20,367**	25,308	25,955	26,081	26,913
Total assets	**141,279**	149,212	65,989	61,645	64,150
Long-term debt (net of current portion)[1]	**66,332**	79,378	4,220	6,761	8,257
Shareholders' equity	**51,860**	48,727	44,777	40,752	41,551

[1] Includes non-current borrowings under the Company's credit facilities.

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

The Company is a commercial printer, business forms manufacturer and office products and office furniture supplier in regional markets of the United States of America, east of the Mississippi River. The Company also publishes The Herald-Dispatch daily newspaper in Huntington, West Virginia with a total daily and Sunday circulation of approximately 26,000 and 31,000, respectively. The Company has grown through strategic acquisitions and internal growth. Through such growth, the Company has realized regional economies of scale, operational efficiencies, and exposure of its core products to new markets. The Company has acquired fifteen printing companies, eight office products and office furniture companies, one company with a combined emphasis on both printing and office products and office furniture, a paper distribution division (which was subsequently sold in 2001) and a daily newspaper since its initial public offering on January 28, 1993.

The Company's net revenues consist primarily of sales of commercial printing, business forms, tags, other printed products, document output solutions including rendering, inserting and mailing, office supplies, office furniture, data products and office design services as well as newspaper revenues primarily from advertising and circulation. The Company recognizes revenues when products are shipped or ownership is transferred and when services are rendered to the customer. Newspaper advertising revenues are recognized, net of agency commissions, in the period when advertising is printed or placed on web sites. Circulation revenues are recognized when purchased newspapers are distributed. The Company's revenues are subject to seasonal fluctuations caused by variations in demand for its products.

The Company's cost of sales primarily consists of raw materials, including paper, ink, pre-press supplies and purchased office supplies, furniture and data products, and manufacturing costs including direct labor, indirect labor and overhead. Significant factors affecting the Company's cost of sales include the costs of paper in printing, office supplies and the newspaper operations, costs of labor and other raw materials.

The Company's operating costs consist of selling, general and administrative expenses. These costs include salaries, commissions and wages for sales, customer service, accounting, administrative and executive personnel, rent, utilities, legal, audit, information systems equipment costs, software maintenance and depreciation.

CRITICAL ACCOUNTING POLICIES INVOLVING SIGNIFICANT ESTIMATES

The Company's significant accounting policies are described in Note 1 to the consolidated financial statements. The discussion and analysis of the financial statements and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. The following critical accounting policies affect the Company's more significant judgments and estimates used in the preparation of the consolidated financial statements. There can be no assurance that actual results will not differ from those estimates.

Asset Impairment: The Company is required to test for asset impairment relating to property and equipment whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable. The Company applies Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144) in order to determine whether or not an asset is impaired. This standard requires an impairment analysis when indicators of impairment are present. If such indicators are present, the standard indicates that if the sum of the future expected cash flows from the Company's asset, undiscounted and without interest charges, is less than the carrying value, an asset impairment must be recognized in the financial statements. The amount of the impairment is the difference between the fair value of the asset and the carrying value of the asset.

The Company believes that the accounting estimate related to an asset impairment is a "critical accounting estimate" because it is highly susceptible to change from period to period because it requires management to make assumptions about future cash flows over future years and that the impact of recognizing an impairment could have a significant effect on operations. Management's assumptions about future cash flows requires significant judgment because actual operating levels have fluctuated in the past and are expected to continue to do so in the future. Management has discussed the development and selection of this critical accounting estimate with the audit committee of our board of directors and the audit committee has reviewed the Company's disclosure relating to it in the MD&A.

Beginning in fiscal year 2002, goodwill and other intangibles are required to be evaluated annually for impairment, according to SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). The standard requires a two-step process be performed to analyze whether or not goodwill has been impaired. Step one is to test for potential impairment and requires that the fair value of the reporting unit be compared to its book value including goodwill and other intangibles. If the fair value is higher than the book value, no impairment is recognized. If the fair value is lower than the book value, a second step must be performed. The second step is to measure the amount of impairment loss, if any, and requires that a hypothetical purchase price allocation be done to determine the implied fair value of goodwill and other intangibles. This fair value is then compared to the carrying value of goodwill and other intangibles. If the implied fair value is lower than the carrying value, an impairment must be recorded.

As discussed in the notes to the financial statements, goodwill and other intangibles are recorded at the adjusted book value and were analyzed for impairment with the implementation of SFAS 142. The fair value of the Company's goodwill and other intangibles was estimated using discounted cash flow methodologies. Based on the analysis, the Company determined that the fair value relating to goodwill and other intangibles resulted in an implied fair value greater than the book value recorded for the corresponding goodwill and other intangibles, and therefore, no impairment was recognized in any period subsequent to the adoption of this statement.

The Company believes that the accounting estimate related to the goodwill and other intangibles impairment is a "critical accounting estimate" because the underlying assumptions used for the discounted cash flow can change from period to period and could potentially cause a material impact to the income statement. Management's assumptions about discount rates, inflation rates and other internal and external economic conditions, such as earnings growth rate, require significant judgment based on fluctuating rates and expected revenues. Additionally, SFAS 142 requires that the goodwill and other intangibles be analyzed for impairment on an annual basis using the assumptions that apply at the time the analysis is updated. Management has discussed the development of these estimates with the audit committee of the board of directors. Additionally, the board of directors has reviewed this disclosure and its relation to MD&A.

Allowance for Doubtful Accounts: The Company encounters risks associated with sales and the collection of the associated accounts receivable. As such, the Company records a monthly provision for accounts receivable that are considered to be uncollectible. In order to calculate the appropriate monthly provision, the Company primarily utilizes a historical rate of accounts receivables written off as a percentage of total revenue. This historical rate is applied to the current revenues on a monthly basis. The historical rate is updated periodically based on events that may change the rate such as a significant increase or decrease in collection performance and timing of payments as well as the calculated total exposure in relation to the allowance. Periodically, the Company compares the identified credit risks with the allowance that has been established using historical experience and adjusts the allowance accordingly.

The Company believes that the accounting estimate related to the allowance for doubtful accounts is a "critical accounting estimate" because the underlying assumptions used for the allowance can change from period to period and could potentially cause a material impact to the income statement and working capital. Management has discussed the development and selection of this estimate with the audit committee of the board of directors, and the board has, in turn, reviewed the disclosure and its relation to MD&A.

During 2008, 2007 and 2006, $854,000, $492,000, and $979,000 of bad debt expense was incurred and the allowance for doubtful accounts was $1,851,000, $1,511,000 and $1,558,000 of October 31, 2008, 2007 and 2006. The actual write-offs for the periods were $514,000, $657,000, and $832,000 during 2008, 2007 and 2006. General economic conditions and specific geographic and customer concerns are major factors that may affect the adequacy of the allowance and may result in a change in the annual bad debt expense.

The following discussion and analysis presents the significant changes in the financial position and results of operations of the Company and should be read in conjunction with the Audited Consolidated Financial Statements and notes thereto included elsewhere herein.

Results of Operations

The following table sets forth for the periods indicated information derived from the Company's Consolidated Statements of Operations, including certain information presented as a percentage of total revenues.

Year Ended October 31,
($ In thousands)

	2008		2007		2006	
Revenues:						
Printing	**$102,206**	**62.8%**	$101,653	69.8%	$106,414	73.3%
Office products and office furniture	**41,540**	**25.5**	41,449	28.5	38,774	26.7
Newspaper	**18,939**	**11.7**	2,540	1.7	—	0.0
Total revenues	**162,685**	**100.0**	145,642	100.0	145,188	100.0
Cost of sales & newspaper operating costs:						
Printing	**72,521**	**44.6**	72,769	50.0	75,016	51.7
Office products and office furniture	**28,457**	**17.5**	28,835	19.8	26,778	18.4
Newspaper cost of sales & operating costs	**9,492**	**5.8**	1,188	0.8	—	0.0
Total cost of sales & newspaper operating costs	**110,470**	**67.9**	102,792	70.6	101,794	70.1
Gross profit	**52,215**	**32.1**	42,850	29.4	43,394	29.9
Selling, general and administrative expenses	**39,529**	**24.3**	32,336	22.2	34,018	23.5
Hurricane and relocation costs, net of recoveries	**(33)**	**-0.0**	—	0.0	(377)	-0.3
Income from operations	**12,719**	**7.8**	10,514	7.2	9,753	6.7

	2008		2007		2006	
Other income (expense):						
Interest income	**66**	**0.0**	45	0.0	28	0.0
Interest expense	**(5,734)**	**-3.5**	(1,455)	-1.0	(610)	-0.4
Other income	**70**	**0.1**	179	0.2	32	0.0
Income before income taxes	**7,121**	**4.4**	9,283	6.4	9,203	6.3
Income tax expense	**(1,099)**	**-0.7**	(3,203)	-2.2	(3,729)	-2.5
Net income	**$ 6,022**	**3.7%**	$ 6,080	4.2%	$ 5,474	3.8%

YEAR ENDED OCTOBER 31, 2008 COMPARED TO YEAR ENDED OCTOBER 31, 2007

REVENUES

Consolidated net revenues were $162.7 million for the year ended October 31, 2008 compared to $145.6 million in the prior fiscal year. This change represents an increase in revenues of approximately $17.0 million or 11.7%. Printing revenues increased by $0.6 million or 0.5% from $101.7 million in 2007 to $102.2 million in 2008. The increase in printing sales was primarily due to incremental printing sales associated with the acquisition of The Herald-Dispatch. Office products and office furniture revenue increased from $41.4 million in 2007 to $41.5 million in 2008. The increase in revenues for the office products and office furniture segment was primarily attributable to continued strong office furniture sales, partially offset by a reduction in office supply and data sales. In 2008, newspaper revenues were composed of approximately $14.7 million in advertising revenue and $4.2 million in circulation revenue. During the period in which the Company owned The Herald-Dispatch, approximately six weeks, the newspapers revenues were composed of approximately $2.0 million in advertising revenue and $0.6 million in circulation revenues.

COST OF SALES

Total cost of sales for the year ended October 31, 2008 totaled $110.5 million compared to $102.8 million in the previous year. This change represented an increase of $7.7 million or 7.5% in cost of sales. Printing cost of sales decreased $248,000, to $72.5 million in 2008 compared to $72.8 million in 2007. Printing cost of sales was lower due to improved printing gross margins. Printing cost of sales as a percentage of printing sales decreased to 71.0% as a percent of printing sales in 2008 from 71.6% in 2007. This decrease was primarily the result of improved material and absorption overhead partially offset by higher labor costs as a percent of printing sales. Office products and office furniture cost of sales decreased $377,000 to $28.5 million in 2008 from $28.8 million in 2007. The decrease in office products and office furniture cost of sales is attributable to improved gross margins in the office supply and office furniture categories. The decrease in office products and office furniture cost of sales as a percent of office products and office furniture sales is primarily reflective of lower furniture and office products costs as a percent of furniture and office product sales. The increase in newspaper cost of sales and operating costs is reflective of a full year operation for The Herald-Dispatch in 2008 compared to six weeks in 2007.

OPERATING EXPENSES AND INCOME

Selling, general and administrative (S,G&A) expenses increased $7.2 million to $39.5 million in 2008 from $32.3 million in 2007. S,G&A as a percentage of net sales represented 24.3% of net sales in 2008 compared with 22.2% of net sales in 2007. This increase in selling, general and administrative costs is primarily due to higher selling, general and administrative expenses from a full year of operations for The Herald-Dispatch in 2008 compared to six weeks in 2007.

OTHER INCOME (EXPENSE)

Other expense increased approximately $4,367,000 from $1,231,000 in 2007 to $5,598,000 in 2008. This was primarily due to an increase in interest expense of $4.3 million from $1,455,000 in 2007 to $5,734,000 in 2008. The increase in interest expense was attributed to the acquisition of The Herald-Dispatch which was completed on September 14, 2007.

INCOME TAXES

Income taxes as a percentage of income before taxes were 15.4% in 2008 compared with 34.5% in 2007. The decrease in income taxes as a percentage of income before taxes is primarily related to amortization expense deductions recorded as a permanent difference due to the acquisition of The Herald-Dispatch.

The effective income tax rate in 2008 and 2007 approximates the combined federal and state, net of federal benefit, statutory income tax rate.

NET INCOME

For reasons set forth above, net income for 2008 decreased approximately $60,000 to $6.0 million, or $0.60 per share on a basic and a diluted basis, from net income of $6.1 million for 2007, or $0.61 per share on a basic basis and $0.60 on a diluted basis.

YEAR ENDED OCTOBER 31, 2007 COMPARED TO YEAR ENDED OCTOBER 31, 2006

REVENUES

Consolidated net revenues were $145.6 million for the year ended October 31, 2007 compared to $145.2 million in the prior fiscal year. This change represents an increase in revenues of approximately $0.5 million, or 0.3%. Printing revenues decreased by $4.8 million or 4.5% from

$106.4 million in 2006 to $101.7 million in 2007. The decrease in printing sales was primarily due to sales declines in several of our commercial plants that primarily operate in the sheet-fed arena. Office products and office furniture revenue increased $2.7 million or 6.9% from $38.8 million in 2006 to $41.4 million in 2007. The increase in revenues for the office products and office furniture segment was primarily attributable to robust office furniture sales in 2007 compared to 2006, as well as slight increases in office products sales. During the period in which the Company owned The Herald-Dispatch, approximately six weeks, the newspapers revenues were composed of approximately $2.0 million in advertising revenue and $0.6 million in circulation revenues.

COST OF SALES

Total cost of sales for the year ended October 31, 2007 totaled $102.8 million compared to $101.8 million in the previous year. This change represented an increase of $1.0 million or 1.0% in cost of sales. Printing cost of sales decreased $2.2 million, or 3.0% to $72.8 million in 2007 compared to $75.0 million in 2006. Printing cost of sales was higher due to an overall decrease in printing sales. Printing cost of sales as a percentage of printing sales increased to 71.6% as a percent of printing sales in 2007 from 70.5% in 2006. This increase was primarily the result of higher payroll costs as a percent of sales. Office products and office furniture cost of sales increased $2.1 million to $28.8 million in 2007 from $26.8 million in 2006. The increase in office products and office furniture cost of sales is attributable to an increase in office products and office furniture sales. The increase in office products and office furniture cost of sales as a percent of office products and office furniture sales is primarily reflective of higher furniture costs as a percent of furniture sales.

OPERATING EXPENSES AND INCOME

Selling, general and administrative (S,G&A) expenses decreased $1.7 million to $32.3 million in 2007 from $34.0 million in 2006. S,G&A as a percentage of net sales represented 22.2% of net sales in 2007 compared with 23.5% of net sales in 2006. This decrease in selling, general, and administrative costs is due to reductions in payroll, lower selling related expense and a decrease in bad debt expense, as well as reductions in several other S,G&A line items partially offset by additional expenses from the acquisition of The Herald-Dispatch.

OTHER INCOME (EXPENSE)

Other expense increased approximately $681,000 from $550,000 in 2006 to $1,231,000 in 2007. This was primarily due to an increase in interest expense of $846,000 from $610,000 in 2006 to $1,455,000 in 2007 partially offset by higher other income. The increase in interest expense was attributed to the acquisition of The Herald-Dispatch which was completed on September 14, 2007.

INCOME TAXES

Income taxes as a percentage of income before taxes were 34.5% in 2007 compared with 40.5% in 2006. The decrease in income taxes as a percentage of income before taxes is primarily related to lower state tax rates based on multi-state apportionment factors, amended state returns, and amortization expense deductions recorded as a permanent difference due to the acquisition of The Herald-Dispatch.

The effective income tax rate in 2007 and 2006 approximates the combined federal and state, net of federal benefit, statutory income tax rate.

NET INCOME

For reasons set forth above, net income for 2007 increased approximately $0.6 million to $6.1 million, or $0.61 per share on a basic and $0.60 per share on a diluted basis, from net income of $5.5 million for 2006, or $0.56 per share on a basic basis and $0.55 on a diluted basis.

LIQUIDITY AND CAPITAL RESOURCES

As of October 31, 2008, the Company had $(1.0) million negative book cash balance, a net decrease in cash and cash equivalents of $6.8 million from the prior year. Working capital as of October 31, 2008 was $20.4 million, a 19.5% decrease from $25.3 million at October 31, 2007.

The Company had historically used cash generated from operating activities and debt to finance capital expenditures and the cash portion of the purchase price of acquisitions. Management plans to continue making significant investments in equipment and to seek appropriate acquisition candidates. However, to fund the Company's continued expansion of operations, additional financing may be necessary. The Company has two available lines of credit totaling up to $31.0 million, of which $30.0 million is subject to borrowing base limitations (See Note 3 of the Consolidated Financial Statements). For the foreseeable future including through Fiscal 2009, management believes it can fund operations, meet debt service requirements and make the planned capital expenditures based on the available cash and cash equivalents, cash flow from operations and lines of credit.

Additionally, the Company has minimal amounts of future contracted obligations (See Note 3 and Note 6 of the Consolidated Financial Statements). The Company is not a guarantor of indebtedness of others. The Company's off balance sheet arrangements at October 31, 2008 relate to the Syscan acquisition and are associated with a put option from Williams Land Corporation to sell a building to the Company for $1.5 million. This option may be exercised no later than 60 days prior to the end of the lease and closing of said purchase cannot exceed 45 days from the end of the lease.

The Company had borrowed under its $30.0 million line of credit approximately $9.1 million at October 31, 2008 which encompassed refinancing of existing indebtedness prior to The Herald-Dispatch acquisition and to partially fund the purchase of The Herald-Dispatch. Pursuant to the borrowing base calculation the Company had $9.1 million in additional availability under its $30.0 million revolving credit line. In January 2009, the Company renewed its $1.0 million unsecured line of credit with a bank.

As of October 31, 2008, the Company had contractual obligations in the form of leases and debts as follows:

Payments Due by Fiscal Year

Contractual Obligations	**2009**	**2010**	**2011**	**2012**	**2013**	**Residual**	**Total**
Non-cancelable operating leases	$ 1,319,849	$ 1,095,075	$ 940,785	$ 782,343	$ 695,884	$ 121,640	$ 4,955,576
Revolving Line of credit	—	—	—	9,125,496	—	—	9,125,496
Term debt	7,118,543	5,055,960	5,062,313	5,068,927	42,019,107	—	64,324,850
	$ 8,438,392	$ 6,151,035	$ 6,003,098	$ 14,976,766	$ 42,714,991	$ 121,640	$ 78,405,922

(continued next column)

The Company is required to make certain mandatory payments on its credit facilities related to (1) net proceeds received from a loss subject to applicable thresholds, (2) equity proceeds and (3) effective January 31, 2009, the Company is required to prepay its credit facilities by 75% of excess cash flow for its most recently completed fiscal year. The excess cash flow for purposes of this calculation is defined as the difference (if any) between (a) EBITDA for such period and (b) federal, state and local income taxes paid in cash during such period plus capital expenditures during such period not financed with indebtedness plus interest expense paid in cash during such period plus the aggregate amount of scheduled payments made by the Borrower and its Subsidiaries during such period in respect of all principal on all indebtedness (whether at maturity, as a result of mandatory sinking fund redemption, or otherwise), plus restricted payments paid in cash by the Borrower during such period in compliance with the credit agreement. The Company's prepayment obligation due January 31, 2009 is approximately $2.0 million.

The Company converted an operating lease to an equipment purchase in December 2008. As a result of this conversion no lease commitments pertaining to this equipment are reflected in the contractual obligations schedule above. The Company paid $260,000 in December 2008 of an approximate aggregate commitment of $650,000 for this equipment in December 2008.

CASH FLOWS FROM OPERATING ACTIVITIES

Cash flows from operating activities for the years ended October 31, 2008, 2007 and 2006 were $10.3 million, $8.7 million, and $10.2 million. The increase in cash flows from operating activities for fiscal 2008 compared to 2007 was primarily associated with higher depreciation and amortization, deferred financing costs, deferred income taxes and bad debt expense. The decrease in cash flows from operating activities for the fiscal year 2007 compared to 2006 was primarily reflective of cash paid for taxes of which a refund has been recorded in 2007 and a liability was recorded in 2006, primarily due to the timing of tax payments and a cash payment under a deferred compensation plan. These items were partially offset by additional cash generated by changes in the remaining assets and liabilities and an increase in net income.

CASH FLOWS FROM INVESTING ACTIVITIES

Cash used in investing activities was ($3.8) million, ($4.1) million, and ($3.0) million for the years ended October 31, 2008, 2007 and 2006. Cash flows used in investing activities were down approximately $300,000 in 2008 from 2007. The cash used in investing activities in 2008 was primarily related to capital expenditures and a working capital adjustment payment associated with the acquisition of The Herald-Dispatch. Cash flows used in investing activities increased in 2007 compared to 2006 primarily due to the contingent earn-out paid for the acquisition of Syscan, higher capital expenditures, partially offset by cash net of certain acquisition related expenditures for The Herald-Dispatch.

CASH FLOWS FROM FINANCING ACTIVITIES

Net cash flows used in financing activities for the years ended October 31, 2008, 2007 and 2006 were ($12.3) million, ($4.2) million, and ($5.4) million. The increase in cash used in financing activities was primarily associated with payments made on the Company's outstanding indebtedness associated with its revolving credit facility. The $4.2 million utilized for financing activities in 2007 was primarily reflective of net payments on debt, dividends and financing costs paid, partially offset by stock option proceeds. During 2006, the Company reduced net borrowings by approximately $2.6 million and, after adjusting for non-cash investing and financing activities, reduced net borrowings by $3.9 million. This, coupled with dividend payments of $2.0 million, partially offset by stock option proceeds, was reflective of net cash used in financing activities during 2006. Dividends paid in 2008, 2007, and 2006 were $2.4 million, $2.4 million, and $2.0 million.

INFLATION AND ECONOMIC CONDITIONS

Management believes that the effect of inflation on the Company's operations has not been material and will continue to be immaterial for the foreseeable future. The Company does not have long-term contracts; therefore, to the extent permitted by competition, it has the ability to pass through to its customers most cost increases resulting from inflation, if any. In addition, the Company is not particularly energy dependent; therefore, an increase in energy costs should not have a significant impact on the Company.

SEASONALITY

Historically, the Company has experienced a greater portion of its profitability in the second and fourth quarters than in the first and third quarters. The second quarter generally reflects increased orders for printing of corporate annual reports and proxy statements. A post-Labor Day increase in demand for printing services and office products coincides with the Company's fourth quarter.

Our business is subject to seasonal fluctuations that we expect to continue to be reflected in our operating results in future periods. On a historical basis The Herald-Dispatch's first and third calendar quarters of the year tended to be the weakest because advertising volume is at its lowest levels following the holiday season and a seasonal slowdown in the summer months. Correspondingly, on a historical basis the fourth calendar quarter followed by the second calendar quarter tended to be the strongest quarters. The fourth calendar quarter includes heavy holiday season advertising. Other factors that affect our quarterly revenues and operating results may be beyond our control, including changes in the pricing policies of our competitors, the hiring and retention of key personnel, wage and cost pressures, distribution costs, changes in newsprint prices and general economic factors.

The United States economy has been in a recession since December 2007, according to the National Bureau of Economic Research, and it is widely believed that certain elements of the economy, such as housing, were in decline before that time. The duration and depth of an economic recession in markets in which the Company operates may further reduce its future advertising and circulation revenue, operating results and cash flows.

NEWLY ISSUED ACCOUNTING STANDARDS

SFAS NO. 157

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes methods used to measure fair value and expands disclosure requirements about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal periods, as it relates to financial assets and liabilities that are carried at fair value. SFAS No. 157 requires certain tabular disclosures related to results of applying SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" and SFAS No. 142, "Goodwill and Other Intangible Assets." On November 14, 2007, the FASB provided a one year deferral for the implementation of SFAS No. 157 for non-financial assets and liabilities. Based on the assets and liabilities on our balance sheet as of October 31, 2008, we do not expect the adoption of SFAS No. 157 to have a material impact on our results of operations, financial position or cash flows.

SFAS NO. 159

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," including an amendment of FASB Statement No. 115. SFAS No. 159 permits entities to choose to measure at fair value many financial instruments and certain other items at fair value that are not currently required to be measured. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Based on the assets and liabilities on our balance sheet as of October 31, 2008, we do not expect the adoption of SFAS No. 159 to have any impact on our results of operations, financial position or cash flows.

SFAS NO. 141 (R)

During December 2007, the FASB issued SFAS No. 141 (R), "Business Combinations." SFAS No. 141 (R) is effective for fiscal years beginning December 15, 2008. Earlier application is prohibited. Assets and liabilities that arose from business combinations which occurred prior to the adoption of FASB No. 141 (R) should not be adjusted upon the adoption of SFAS No. 141 (R). SFAS No. 141 (R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the business combination; establishes the acquisition date as the measurement date to determine the fair value of all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination.

As it relates to recognizing all (and only) the assets acquired and liabilities assumed in a business combination, costs an acquirer expects but is not obligated to incur in the future to exit an activity of an acquiree or to terminate or relocate an acquiree's employees are not liabilities at the acquisition date but must be expensed in accordance with other applicable generally accepted accounting principles. Additionally, during the measurement period, which should not exceed one year from the acquisition date, any adjustments that are needed to assets acquired and liabilities assumed to reflect new information obtained about facts and circumstances that existed as of that date will be adjusted retrospectively. The acquirer will be required to expense all acquisition-related costs in the periods such costs are incurred other than costs to issue debt or equity securities. SFAS No. 141 (R) will have no impact on our results of operations, financial position or cash flows at the date of adoption, but it could have a material impact on our results of operations, financial position or cash flows in the future when it is applied to acquisitions which occur in the fiscal year beginning November 1, 2009.

FSP FAS 142-3

In April 2008, the FASB issued staff position FSP FAS 142-3 (FSP-142-3), "Determination of the Useful Life of Intangible Assets." FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142. The intent of FSP 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (R) and other U.S. generally accepted accounting principles (GAAP). FSP 142-3 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years and should be applied prospectively to intangible assets acquired after the effective date. Early adoption is prohibited. Accordingly, we will adopt FSP 142-3 on November 1, 2009. We do not expect FSP 142-3 to have an impact on our results of operations, financial position or cash flows at the date of adoption, but it could have a material impact on our results of operations, financial position or cash flows in future periods.

SFAS NO. 161

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133" (SFAS 161). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. The Company does not expect the implementation of SFAS 161 to have a material impact on its consolidated financial statements.

SFAS NO. 162

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, "The Hierarchy of Generally Accepted Accounting Principles" (SFAS 162). This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. SFAS 162 becomes effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411. The Company does not expect the implementation of SFAS 162 to have a material impact on its consolidated financial statements.

FSP FAS 157-2

In February 2008, the FASB issued FASB Staff Position FSP FAS 157-2, "Effective Date of FASB Statement No. 157" (FSP 157-2). FSP FAS 157-2 delays the effective date of SFAS 157, "Fair Value Measurements," for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The delay is intended to allow the FASB and constituents additional time to consider the effect of various implementation issues that have arisen, or that may arise, from the application of Statement 157. FSP 157-2 defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years, for items within the scope of this FSP. Examples of items to which the deferral would and would not apply are listed in the FSP. The Company does not expect the implementation of FSP 157-2 to have a material impact on its consolidated financial statements.

FSP FAS 157-3

In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157, "Fair Value Measurements," in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. This FSP was effective upon issuance, including prior periods for which financial statements have not been issued.

Market for Registrant's Common Equity, Related Stockholder Matters, Issuer Purchases of Equity Securities

Champion common stock has traded on the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") National Market System (now Global Market) since the Offering under the symbol "CHMP."

The following table sets forth the high and low closing prices for Champion common stock for the period indicated. The range of high and low closing prices are based on data from NASDAQ and does not include retail mark-up, mark-down or commission.

	Fiscal Year 2008		Fiscal Year 2007	
	High	Low	High	Low
First quarter	$ 6.30	$ 4.45	$ 8.87	$ 6.45
Second quarter	5.92	4.55	9.99	7.56
Third quarter	5.16	4.25	8.22	6.61
Fourth quarter	5.45	3.07	6.45	5.30

At the close of business on January 2, 2009, there were 411 shareholders of record of Champion common stock. The shareholders of record are determined by the Company's transfer agent.

The following table sets forth the quarterly dividends per share declared on Champion common stock.

	Fiscal Years		
	2009	2008	2007
First quarter	$ 0.06	$ 0.06	$ 0.06
Second quarter	—	0.06	0.06
Third quarter	—	0.06	0.06
Fourth quarter	—	0.06	0.06

Stock Performance Graph

The following graph compares the annual change in cumulative shareholder return on the Company's common stock for the five year period ended October 31, 2008 with the cumulative total return of the Russell 2000 Index, and a peer group index. This graph assumes the reinvestment of all dividends, if any, paid on such securities and an investment of $100 on October 31, 2003. The companies in the peer group index are: Cenveo, Inc., Consolidated Graphics, The Standard Register Company and United Stationers, Inc. There is no assurance that the Company's common stock performance will continue in the future with the same or similar trends as depicted in the below graph.

Comparison of 5 Year Cumulative Total Return
Among Champion Industries, Inc.,
The Russell 2000 Index and a Peer Group


$250
$200
$150
$100
$50
$0
10/03
10/04
10/05
10/06
10/07
10/08
Champion Industries, Inc.
Russell 2000
Peer Group

	Year Ended October 31,					
	2003	2004	2005	2006	2007	2008
Champion Industries, Inc.	100.00	87.87	112.07	190.63	176.82	96.64
Russell 2000	100.00	111.73	125.23	150.25	164.18	108.09
Peer Group	100.00	111.15	131.01	171.88	194.55	81.30

Report of Independent Registered Public Accounting Firms

Audit Committee, Board of Directors and Shareholders
Champion Industries, Inc.
Huntington, West Virginia

We have audited the accompanying consolidated balance sheets of Champion Industries, Inc. and Subsidiaries (the "Company") as of October 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the two years in the period ended October 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at October 31, 2008 and 2007, and the results of its operations and its cash flows for each of the two years in the period ended October 31, 2008, in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assessment of the effectiveness of Champion Industries, Inc.'s internal control over financial reporting as of October 31, 2008, included in the accompanying Management's Report on Internal Control Over Financial Reporting and, accordingly, we do not express an opinion thereon.

Arnett & Foster, P.L.L.C.
Charleston, West Virginia
January 19, 2009

Audit Committee, Board of Directors and Shareholders
Champion Industries, Inc.
Huntington, West Virginia

We have audited the accompanying consolidated balance sheet of Champion Industries, Inc. and Subsidiaries (the "Company") as of October 31, 2006 and the related consolidated statements of operations, shareholders' equity and cash flows for the year ended October 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at October 31, 2006, and the results of its operations and its cash flows for the year ended October 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP
Evansville, Indiana
December 15, 2006

Consolidated Balance Sheets

Champion Industries, Inc. and Subsidiaries

	October 31, 2008	October 31, 2007
Assets		
Current assets:		
Cash and cash equivalents	$ —	$ 5,793,120
Accounts receivable, net of allowance of $1,851,000 and $1,511,000	23,888,688	23,239,103
Inventories	12,014,118	11,504,847
Income tax refund	711,096	632,439
Other current assets	833,066	882,535
Deferred income tax assets	1,130,742	969,664
Total current assets	38,577,710	43,021,708
Property and equipment, at cost:		
Land	2,120,689	2,120,689
Buildings and improvements	12,110,480	12,262,229
Machinery and equipment	55,407,620	55,763,920
Furniture and fixtures	4,089,466	4,088,761
Vehicles	3,144,682	3,185,555
	76,872,937	77,421,154
Less accumulated depreciation	(49,764,709)	(48,164,640)
	27,108,228	29,256,514
Cash surrender value of officers' life insurance	874,397	834,106
Goodwill	38,894,778	38,853,657
Deferred financing costs	1,508,669	1,818,140
Other intangibles, net of accumulated amortization	15,730,841	16,779,241
Trademark and masthead	18,515,316	18,515,316
Other assets	68,906	132,909
	75,592,907	76,933,369
Total assets	$ 141,278,845	$ 149,211,591

	October 31, 2008	October 31, 2007
Liabilities and shareholders' equity		
Current liabilities:		
Negative book cash balances	$ 986,704	$ —
Accounts payable	4,844,725	5,491,189
Accrued payroll and commissions	2,726,911	2,460,287
Taxes accrued and withheld	987,385	1,294,125
Accrued expenses	1,546,055	3,433,971
Current portion of long-term debt:		
Notes payable	7,118,543	5,033,637
Total current liabilities	18,210,323	17,713,209
Long-term debt, net of current portion:		
Line of credit	9,125,496	15,540,496
Notes payable	57,206,307	63,837,402
Deferred income tax liabilities	3,937,658	3,382,447
Other liabilities	939,006	10,950
Total liabilities	89,418,790	100,484,504
Commitments and contingencies - See Note		
Shareholders' equity:		
Common stock, $1 par value, 20,000,000 shares authorized; 9,987,913 and 9,968,913 shares issued and outstanding	9,987,913	9,968,913
Additional paid-in capital	22,768,610	22,733,300
Retained earnings	19,661,445	16,036,224
Other comprehensive loss	(557,913)	(11,350)
Total shareholders' equity	51,860,055	48,727,087
Total liabilities and shareholders' equity	$ 141,278,845	$ 149,211,591

See notes to consolidated financial statements.

Consolidated Statements of Operations

Champion Industries, Inc. and Subsidiaries

	Year Ended October 31, 2008	2007	2006
Revenues:			
Printing	**$ 102,206,098**	$ 101,652,835	$ 106,413,663
Office products and office furniture	**41,540,114**	41,448,642	38,774,213
Newspaper	**18,939,250**	2,540,377	—
Total revenues	**162,685,462**	145,641,854	145,187,876
Cost of sales & newspaper operating costs:			
Printing	**72,521,154**	72,769,486	75,015,978
Office products and office furniture	**28,457,142**	28,834,642	26,777,539
Newspaper cost of sales & operating costs	**9,492,591**	1,187,444	—
Total cost of sales & newspaper operating costs	**110,470,887**	102,791,572	101,793,517
Gross profit	**52,214,575**	42,850,282	43,394,359
Selling, general and administrative expenses	**39,528,551**	32,335,593	34,018,288
Hurricane and relocation costs, net of recoveries	**(33,411)**	—	(377,276)
Income from operations:	**12,719,435**	10,514,689	9,753,347
Other income (expense):			
Interest income	**65,657**	45,021	28,251
Interest expense	**(5,733,677)**	(1,455,470)	(609,881)
Other	**69,602**	179,126	31,694
	(5,598,418)	(1,231,323)	(549,936)
Income before income taxes	**7,121,017**	9,283,366	9,203,411
Income tax expense	**(1,098,933)**	(3,203,226)	(3,729,563)
Net income	**$ 6,022,084**	$ 6,080,140	$ 5,473,848
Earnings per share:			
Basic	**$ 0.60**	$ 0.61	$ 0.56
Diluted	**0.60**	0.60	0.55
Dividends paid per share	**$ 0.24**	$ 0.24	$ 0.20
Weighted average shares outstanding:			
Basic	**9,986,000**	9,957,000	9,818,000
Diluted	**10,024,000**	10,103,000	9,972,000

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Champion Industries, Inc. and Subsidiaries

	Common Stock		Additional		Other	
	Shares	Amount	Paid-In Capital	Retained Earnings	Comprehensive Loss	Total
Balance, October 31, 2005	9,745,913	$ 9,745,913	$ 22,297,670	$ 8,708,638	$ —	$ 40,752,221
Net income for 2006	—	—	—	5,473,848	—	5,473,848
Dividends ($0.20 per share)	—	—	—	(1,965,334)	—	(1,965,334)
Stock options exercised	177,000	177,000	338,950	—	—	515,950
Balance, October 31, 2006	9,922,913	9,922,913	22,636,620	12,217,152	—	44,776,685
Net income for 2007	—	—	—	6,080,140	—	6,080,140
Other comprehensive loss (net of tax)	—	—	—	—	(11,350)	(11,350)
Total comprehensive income	—	—	—	6,080,140	(11,350)	6,068,790
Dividends ($0.24 per share)	—	—	—	(2,389,417)	—	(2,389,417)
Stock options exercised	46,000	46,000	96,680	—	—	142,680
Cumulative effect of adjustment resulting from adoption of SAB 108, net of tax	—	—	—	128,349	—	128,349
Balance, October 31, 2007	9,968,913	9,968,913	22,733,300	16,036,224	(11,350)	48,727,087
Net income for 2008	—	—	—	**6,022,084**	—	**6,022,084**
Other comprehensive loss (net of tax)	—	—	—	—	**(546,563)**	**(546,563)**
Total comprehensive income	—	—	—	**6,022,084**	**(546,563)**	**5,475,521**
Dividends ($0.24 per share)	—	—	—	**(2,396,863)**	—	**(2,396,863)**
Stock options exercised	**19,000**	**19,000**	**35,310**	—	—	**54,310**
Balance, October 31, 2008	**9,987,913**	**$ 9,987,913**	**$ 22,768,610**	**$19,661,445**	**$ (557,913)**	**$ 51,860,055**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Champion Industries, Inc. and Subsidiaries

	Year Ended October 31,		
	2008	2007	2006
Cash flows from operating activities:			
Net income	**$ 6,022,084**	$ 6,080,140	$ 5,473,848
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	**5,384,509**	3,992,640	4,158,748
Loss on sale of assets	**4,552**	49,758	4,409
Deferred income taxes	**766,076**	(15,194)	(388,431)
Deferred compensation	**—**	—	3,574
Deferred financing costs	**309,471**	—	—
Bad debt expense	**854,283**	491,934	979,089
Hurricane related recoveries	**—**	—	(377,276)
Changes in assets and liabilities:			
Accounts receivable	**(1,503,868)**	(927,958)	(2,239,782)
Inventories	**(509,271)**	4,232	(101,037)
Other current assets	**49,469**	(166,758)	10,832
Accounts payable	**(635,114)**	959,552	1,533,189
Accrued payroll and commissions	**266,624**	298,569	455,799
Taxes accrued and withheld	**(306,740)**	(132,206)	287,435
Accrued income taxes	**(78,657)**	(1,825,842)	426,074
Accrued expenses	**(271,800)**	248,251	(62,158)
Other liabilities	**(1,800)**	(377,434)	(4,120)
Net cash provided by operating activities	**10,349,818**	8,679,684	10,160,193
Cash flows from investing activities:			
Purchase of property and equipment	**(2,373,122)**	(3,530,050)	(2,951,610)
Proceeds from sale of fixed assets	**192,749**	146,857	135,846
Business acquired, net of cash received	**(1,657,239)**	(1,214,283)	—
Goodwill and other intangible additions	**—**	(45,811)	—
Change in other assets	**52,003**	127,657	(52,362)
Cash surrender value proceeds	**—**	291,836	—
(Increase) decrease in cash surrender value	**(40,291)**	76,754	(85,212)
Net cash used in investing activities	**(3,825,900)**	(4,147,040)	(2,953,338)

	Year Ended October 31,		
	2008	2007	2006
Cash flows from financing activities:			
Borrowings on line of credit	**—**	12,101,000	10,884,000
Payments on line of credit	**(6,415,000)**	(12,101,000)	(12,496,000)
Increase in negative book cash balances	**986,704**	—	—
Proceeds from long-term debt	**767,852**	2,654,254	1,091,843
Principal payments on long-term debt	**(5,314,041)**	(4,313,471)	(3,412,359)
Financing costs paid	**—**	(320,147)	—
Proceeds from exercise of stock options	**54,310**	142,680	515,950
Dividends paid	**(2,396,863)**	(2,389,417)	(1,965,334)
Net cash used in financing activities	**(12,317,038)**	(4,226,101)	(5,381,900)
Net (decrease) increase in cash and cash equivalents	**(5,793,120)**	306,543	1,824,955
Cash and cash equivalents at beginning of year	**5,793,120**	5,486,577	3,661,622
Cash and cash equivalents at end of year	**$ —**	$ 5,793,120	$ 5,486,577

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Champion Industries, Inc. and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Champion is a commercial printer, business forms manufacturer and office products and office furniture supplier in regional markets in the United States of America, east of the Mississippi. Champion also publishes The Herald-Dispatch daily newspaper in Huntington, WV with a total daily and Sunday circulation of approximately 26,000 and 31,000, respectively.

The accounting and reporting policies of Champion conform to accounting principles generally accepted in the United States. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. The following is a summary of the more significant accounting and reporting policies.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements of Champion Industries, Inc. and Subsidiaries (the "Company") include the accounts of The Chapman Printing Company, Inc., Bourque Printing, Inc., Dallas Printing Company, Inc., Stationers, Inc., Carolina Cut Sheets, Inc., U.S. Tag & Ticket, Donihe Graphics, Inc., Smith and Butterfield Co., Inc., The Merten Company, Interform Corporation, Blue Ridge Printing Co., Inc., CHMP Leasing, Inc., Rose City Press, Capitol Business Equipment, Inc., Thompson's of Morgantown, Inc., Independent Printing Service, Inc., Diez Business Machines, Transdata Systems, Inc., Syscan Corporation and Champion Publishing, Inc.

Significant intercompany transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist principally of cash on deposit with banks and repurchase agreements for government securities, all highly liquid investments with an original maturity of three months or less. At October 31, 2008 and 2007, the Company held overnight repurchase agreements for $30,000 and $1,021,000 of Eurodollar Sweep Investments with stated interest rates of 1.22% and 3.97%, respectively. The Company's cash deposits in excess of federally insured amounts are primarily maintained at a large well-known financial institution.

ACCOUNTS RECEIVABLE

Accounts receivable are stated at the amount billed to customers. Accounts receivable are ordinarily due 30 days from the invoice date.

The Company encounters risks associated with sales and the collection of the associated accounts receivable. As such, the Company records a monthly provision for accounts receivable that are considered to be uncollectible. In order to calculate the appropriate monthly provision, the Company primarily utilizes a historical rate of accounts receivable written off as a percentage of total revenue. This historical rate is applied to the current revenues on a monthly basis. The historical rate is updated periodically based on events that may change the rate such as a significant increase or decrease in collection performance and timing of payments as well as the calculated total exposure in relation to the allowance. Periodically, the Company compares the identified credit risks with the allowance that has been established using historical experience and adjusts the allowance accordingly.

During 2008, 2007 and 2006, $854,000, $492,000, and $979,000 of bad debt expense was incurred and the allowance for doubtful accounts was $1,851,000, $1,511,000, and $1,558,000 as of October 31, 2008, 2007 and 2006. The actual write-offs for the periods were $514,000, $657,000, and $832,000 during 2008, 2007 and 2006. The actual write-offs occur when it is determined an account will not be collected. General economic conditions and specific geographic and customer concerns are major factors that may affect the adequacy of the allowance and may result in a change in the annual bad debt expense.

No individual customer represented greater than 3.0% and 6.0% of the gross outstanding accounts receivable at October 31, 2008 and 2007. The Company's ten largest accounts receivable balances represented 18.1% and 17.6% of gross outstanding accounts receivable at October 31, 2008 and 2007.

INVENTORIES

Inventories are principally stated at the lower of first-in, first-out, cost or market. Manufactured finished goods and work-in-process inventories include material, direct labor and overhead based on standard costs, which approximate actual costs.

In November 2004, the FASB issued SFAS No. 151 "Inventory Costs" (SFAS 151), an amendment of ARB No. 43, chapter 4. SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling cost and wasted material. SFAS 151 was effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this standard did not have a material effect on the Company's financial statements.

PROPERTY AND EQUIPMENT

Depreciation of property and equipment and amortization of leasehold improvements and equipment under capital leases are recognized primarily on the straight-line and declining-balance methods in amounts adequate to amortize costs over the estimated useful lives of the assets as follows:

Buildings and improvements	5 - 40 years
Machinery and equipment	3 - 10 years
Furniture and fixtures	5 - 10 years
Vehicles	3 - 5 years

Major renewals, betterments and replacements are capitalized while maintenance and repair costs are charged to operations as incurred. Upon the sale or disposition of assets, the cost and related accumulated depreciation are removed from the accounts with the resulting gains or losses reflected in income. Depreciation expense approximated $4,324,000, $3,538,000, and $3,786,000 for the years ended October 31, 2008, 2007 and 2006.

Long-lived property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. This evaluation includes the review of operating performance and estimated future undiscounted cash flows of the underlying assets or businesses.

GOODWILL AND OTHER INTANGIBLES

The excess cost over fair value of net assets of acquired businesses, goodwill, was in years prior to 2002 being amortized by the straight-line method over periods ranging from 15 to 25 years. The other intangible assets are being amortized over 5 to 20 years representing the future benefit of the intangible. The fair values of these intangible assets are estimated based on management's assessment as well as independent third party appraisals in some cases.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" (SFAS 141), and SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). The Company adopted these standards with its fiscal year beginning November 1, 2001. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) is no longer amortized but is subject to annual impairment tests in accordance with SFAS 142 except in the year of adoption where companies were required to evaluate impairment at the beginning of the year and again at a recurring annual date. The first step in the impairment analysis is a screen for potential impairment and was required to be completed within six months of adopting SFAS 142. The second step if required, measures the amount of impairment. The Company completed step one of the initial impairment analysis and the subsequent annual analysis during the second and fourth quarters of 2002. Additionally, this analysis was performed in the fourth quarter of each year thereafter. The application of the requirements of this standard did not result in an impairment charge.

ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising expense for the years ended October 31, 2008, 2007 and 2006 approximated $963,000, $587,000, and $647,000.

INCOME TAXES

Provisions for income taxes currently payable and deferred income taxes are based on the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established to reduce deferred tax assets if it is more likely *than not that a deferred tax asset will not be realized.*

EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average shares of common stock outstanding for the period and excludes any dilutive effects of stock options. *Diluted earnings per share is computed by dividing net income by the weighted average shares* of common stock outstanding for the period plus the shares that would be outstanding assuming the exercise of dilutive stock options using the treasury stock method. The effect of dilutive stock options increased weighted average shares outstanding by 38,000, 146,000, and 154,000 for the years ended October 31, 2008, 2007 and 2006.

SEGMENT INFORMATION

The Company designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. The Company's operating segments are more fully described in Note 9.

ACCOUNTING FOR WEB SITE DEVELOPMENT COSTS

Certain external costs and internal payroll and payroll-related costs have been capitalized during the application, development and implementation stages of the Company's web site. The costs regarding the ongoing operation and maintenance are expensed in the period incurred. The Company's internet sales are based on a cooperative effort with the Company's direct sales force as an optional ordering alternative.

REVENUE RECOGNITION

Revenues are recognized when products are shipped or ownership is transferred and when services are rendered to customers. The Company acts as a principal party in sales transactions, assumes title to products and assumes the risks and rewards of ownership including risk of loss for collection, delivery or returns. The Company typically recognizes revenue for the majority of its products upon shipment to the customer and transfer of title. Under agreements with certain customers, custom forms may be stored by the Company for future delivery. In these situations, the Company may receive a logistics and warehouse management fee for the services provided. In these cases, delivery and bill schedules are outlined with the customer and product revenue is recognized when manufacturing is complete and the product is received into the warehouse, title transfers to the customer, the order is invoiced and there is reasonable assurance of collectability. Since the majority of products are customized, product returns are not significant. Therefore, the Company records sales on a gross basis. Shipping and handling costs are recorded as a component of cost of sales. Advertising revenues are recognized, net of agency commissions, in the period when advertising is printed or placed on websites. Circulation revenues are recognized when purchased newspapers are distributed. Amounts received from customers in advance of revenue recognized are recorded as deferred revenue. The deferred revenue associated with The Herald-Dispatch approximated $684,000 and $424,000 at October 31, 2008 and 2007.

ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES

In July 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146), which supersedes EITF No. 94-3, "Liability Recognition for Certain Employment Termination Benefits and Other Costs to Exit an Activity." SFAS 146 requires companies to record liabilities for costs associated with exit or disposal activities to be recognized only when the liability is incurred instead of at the date of commitment to an exit or disposal activity. Adoption of this standard was effective for exit or disposal activities that were initiated after December 31, 2002. During the fourth quarter of 2005, the Company recognized costs associated with facility related costs, equipment costs, operational costs from lost business and uncollectible receivables, personnel costs, inventory related costs and relocation costs aggregating approximately $1.0 million associated with Hurricane Katrina. In 2006, the Company recognized recoveries, net of expenses associated with Hurricane Katrina of approximately $377,000.

ACCOUNTING FOR STOCK-BASED COMPENSATION

In December 2004, the FASB issued SFAS No. 123R (revised 2004), "Share-Based Payment" (SFAS 123R). This statement revises SFAS No. 123, "Accounting for Stock-Based Compensation," (SFAS 123) and requires companies to expense the value of employee stock options and similar awards. The effective date of this standard was interim and annual periods beginning after June 15, 2005. On April 14, 2005, the United States Securities and Exchange Commission amended the effective date of this standard to the beginning of a company's fiscal year that begins after June 15, 2005. Therefore, the effective date of this standard for the Company was November 1, 2005. Since the Company's employee stock options vest immediately in the year granted, the initial adoption of this standard did not have any effect on the Company's financial statements. However, the Company will be required to expense the value of the employee stock options when future options are granted. There were no stock option grants in 2008, 2007 or 2006.

Before the adoption of SFAS 123R, the Company had elected to follow the intrinsic value method in accounting for its employee stock options. Accordingly, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense was recognized.

Historically, the fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions regarding risk-free interest rates; dividend yields; volatility factors of the expected market price of the Company's common stock; and a weighted-average expected life of the option of 4 years.

The following pro forma information has been determined as if the Company had accounted for its employee stock options under the fair value method. For purposes of pro forma disclosures, the estimated fair value of the options was expensed in the year granted since the options vested immediately. The Company's pro forma information for the years ended October 31 are as follows:

	Year Ended October 31,		
	2008[1]	2007[1]	2006[1]
Net income as reported	$ 6,022,084	$ 6,080,140	$ 5,473,848
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	—	—	—
Pro forma net income	$ 6,022,084	$ 6,080,140	$ 5,473,848
Earnings per share:			
Basic, as reported	$ 0.60	$ 0.61	$ 0.56
Basic, pro forma	0.60	0.61	0.56
Diluted, as reported	0.60	0.60	0.55
Diluted, pro forma	0.60	0.60	0.55

[1] Not applicable, since the Company adopted SFAS 123R on November 1, 2005 and there were no stock options granted during 2006, 2007 and 2008.

SAB 108

In September 2006, the SEC Staff issued SAB No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements.

Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the "rollover" method and the "iron curtain" method. The rollover method focuses primarily on the impact of a misstatement on the income statement- including the reversing effect of prior year misstatements- but its use can lead to the accumulation of misstatements in the balance sheet. The iron curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. We currently use the rollover method for quantifying identified financial statement misstatements.

In SAB 108, the SEC Staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it requires quantification of errors under both the iron curtain and the rollover methods.

SAB 108 permits existing public companies to initially apply its provisions by (i) restating prior financial statements as if the "dual approach" had always been used or (ii) recording the cumulative effect of initially applying the "dual approach" as adjustments to the carrying value of assets and liabilities as of November 1, 2006, with an offsetting adjustment recorded to the opening balance of retained earnings. Use of the "cumulative effect" transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose.

We adopted the provisions of SAB 108 using the cumulative effect transition method in connection with the preparation of our annual financial statements for the year ended October 31, 2007. As a result of the adoption of SAB 108, the Company recorded an increase in net fixed assets of approximately $95,000, an increase in accounts receivable of approximately $101,000, a decrease in accrued payroll of approximately $68,000, a decrease in accrued professional fees of approximately $83,000, reductions in accounts receivable and inventory of approximately $65,000, other accrual increases of $68,000 and an increase in retained earnings of approximately $128,000, net of tax, as of November 1, 2006. The accompanying financial statements reflect these adjustments.

EITF 06-3

In June 2006, the FASB Emerging Issues Tax Force (EITF) issued EITF 06-3 "How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement" (That is, Gross Versus Net Presentation) to clarify diversity in practice on the presentation of different types of taxes in the financial statements. The task force concluded that, for taxes within the scope of the issue, a company may adopt a policy of presenting taxes either gross within revenue or net. That is, it may include charges to customers for taxes within revenues and the charges for the taxes from the taxing authority within cost of sales, or alternatively, it may net the charge to the customer and the charge from the taxing authority. If taxes subject to EITF 06-3 are significant, a company is required to disclose its accounting policy for presenting taxes and the amounts of such taxes that are recognized on a gross basis. The guidance in this consensus is effective for the first interim reporting period beginning after December 15, 2006 (the second quarter of our fiscal year 2007). We adopted EITF 06-3 on February 1, 2007 and we record sales tax on a net basis. The adoption of EITF 06-3 did not have a material impact on our results of operations, financial position or cash flows.

SFAS NO. 157

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes methods used to measure fair value and expands disclosure requirements about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal periods, as it relates to financial assets and liabilities that are carried at fair value. SFAS No. 157 requires certain tabular disclosures related to results of applying SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" and SFAS No. 142, "Goodwill and Other Intangible Assets". On November 14, 2007, the FASB provided a one year deferral for the implementation of SFAS No. 157 for non-financial assets and liabilities. Based on the assets and liabilities on our balance sheet as of October 31, 2008, we do not expect the adoption of SFAS No. 157 to have a material impact on our consolidated financial position, result of operations or cash flows.

SFAS NO. 159

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115." SFAS No. 159 permits entities to choose to measure at fair value many financial instruments and certain other items at fair value that are not currently required to be measured. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Based on the assets and liabilities on our balance sheet as of October 31, 2008, we do not expect the adoption of SFAS No. 159 to have any impact on our consolidated financial position, results of operations or cash flows.

SFAS NO. 141 (R)

During December 2007, the FASB issued SFAS No. 141 (R), "Business Combinations." SFAS No. 141 (R) is effective for fiscal years beginning December 15, 2008. Earlier application is prohibited. Assets and liabilities that arose from business combinations which occurred prior to the adoption of FASB No. 141 (R) should not be adjusted upon the adoption of SFAS No. 141 (R). SFAS No. 141 (R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the business combination; establishes the acquisition date as the measurement date to determine the fair value of all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination.

As it relates to recognizing all (and only) the assets acquired and liabilities assumed in a business combination, costs an acquirer expects but is not obligated to incur in the future to exit an activity of an acquiree or to terminate or relocate an acquiree's employees are not liabilities at the acquisition date but must be expensed in accordance with other applicable generally accepted accounting principles. Additionally, during the measurement period, which should not exceed one year from the acquisition date, any adjustments that are needed to assets acquired and liabilities assumed to reflect new information obtained about facts and circumstances that existed as of that date will be adjusted retrospectively. The acquirer will be required to expense all acquisition-related costs in the periods such costs are incurred other than costs to issue debt or equity securities. SFAS No. 141 (R) will have no impact on our results of operations, financial position or cash flows at the date of adoption, but it could have a material impact on our results of operations, financial position or cash flows in the future when it is applied to acquisitions which occur in the fiscal year beginning November 1, 2009.

FSP FAS 142-3

In April 2008, the FASB issued staff position FSP FAS 142-3 (FSP-142-3), "Determination of the Useful Life of Intangible Assets." FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142. The intent of FSP 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (R) and other U.S. generally accepted accounting principles (GAAP). FSP 142-3 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years and should be applied prospectively to intangible assets acquired after the effective date. Early adoption is prohibited. Accordingly, we will adopt FSP 142-3 on November 1, 2009. We do not expect FSP 142-3 to have an impact on our results of operations, financial position or cash flows at the date of adoption, but it could have a material impact on our results of operations, financial position or cash flows in future periods.

SFAS NO. 161

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133" (SFAS 161). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. The Company does not expect the implementation of SFAS 161 to have a material impact on its consolidated financial statements.

SFAS NO. 162

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, "The Hierarchy of Generally Accepted Accounting Principles" (SFAS 162). This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. SFAS 162 becomes effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411. The Company does not expect the implementation of SFAS 162 to have a material impact on its consolidated financial statements.

FSP FAS 157-2

In February 2008, the FASB issued FASB Staff Position FSP FAS 157-2, "Effective Date of FASB Statement No. 157" (FSP 157-2). FSP FAS 157-2 delays the effective date of SFAS 157, "Fair Value Measurements," for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The delay is intended to allow the FASB and constituents additional time to consider the effect of various implementation issues that have arisen, or that may arise, from the application of Statement 157. FSP 157-2 defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years, for items within the scope of this FSP. Examples of items to which the deferral would and would not apply are listed in the FSP. The Company does not expect the implementation of FSP 157-2 to have a material impact on its consolidated financial statements.

FSP FAS 157-3

In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157, "Fair Value Measurements," in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. This FSP was effective upon issuance, including prior periods for which financial statements have not been issued.

2. INVENTORIES

Inventories consisted of the following:

	October 31, 2008	2007
Printing and newspaper:		
Raw materials	**$ 3,137,060**	$ 2,401,340
Work in process	**1,929,581**	1,906,301
Finished goods	**3,867,023**	4,003,318
Office products and office furniture	**3,080,454**	3,193,888
	$ 12,014,118	$ 11,504,847

3. LONG-TERM DEBT

Long-term debt consisted of the following:

	October 31, 2008	2007
Installment notes payable to banks, due in monthly installments plus interest at rates approximating the bank's prime rate maturing in various periods ranging from February 2009-May 2013, collateralized by equipment and vehicles.	**$ 749,850**	$ 171,039
Term loan facility with a bank, due in quarterly installments of $1,225,000 plus interest payments equal to the Base Rate plus the applicable margin or the adjusted LIBOR Rate plus the applicable margin maturing September 2013, collateralized by substantially all of the assets of the Company.	**63,575,000**	68,700,000
	64,324,850	68,871,039
Less current portion	**7,118,543**	5,033,637
Long-term debt, net of current portion	**$ 57,206,307**	$ 63,837,402

The secured and unsecured credit facilities contain restrictive financial covenants requiring the Company to maintain certain financial ratios. The Company was in compliance with these covenants at October 31, 2008. The Company is required to maintain a minimum of $750,000 of compensating balances with Fifth Third Bank under the terms of its credit agreement. The Company is permitted to pay dividends under its Credit Agreement as long as no default or event of default exists or shall exist after giving effect to the proposed dividend and the Company has delivered to the Credit Agreement's administrative agent prior to the proposed dividend a pro forma compliance certificate evidencing compliance with applicable covenants as defined in the Credit Agreement.

The Company is required to make certain mandatory payments on its credit facilities related to (1) net proceeds received from a loss subject to applicable thresholds, (2) equity proceeds and (3) effective January 31, 2009, the Company is required to prepay its credit facilities by 75% of excess cash flow for its most recently completed fiscal year. The excess cash flow for purposes of this calculation is defined as the difference (if any) between (a) EBITDA for such period and (b) federal, state and local income taxes paid in cash during such period plus capital expenditures during such period not financed with indebtedness plus interest expense paid in cash during such period plus the aggregate amount of scheduled payments made by the Borrower and its Subsidiaries during such period in respect of all principal on all indebtedness (whether at maturity, as a result of mandatory sinking fund redemption, or otherwise), plus restricted payments paid in cash by the Borrower during such period in compliance with the credit agreement. The Company's prepayment obligation due January 31, 2009 is approximately $2.0 million.

Maturities of long-term debt for each of the next five years follow:

2009	$ 7,118,543
2010	5,055,960
2011	5,062,313
2012	5,068,927
2013	42,019,107
	$ 64,324,850

Prior to September 14, 2007, the Company had an unsecured revolving line of credit with a bank for borrowings to a maximum of $10,000,000 with interest payable monthly at the prime rate of interest. The line of credit was terminated and replaced with a revolving credit agreement with another bank. Under this revolving note, the Company can borrow a maximum of $30,000,000 subject to a borrowing base limitation with interest payable monthly at the prime rate of interest and/or LIBOR plus a margin. The Company had borrowed $9,125,496 and $15,540,496 under this facility at October 31, 2008 and 2007. Pursuant to its borrowing base calculation, the Company had approximately $9.1 million and $8.8 million in additional availability under its $30.0 million revolving credit line at October 31, 2008 and 2007. The line of credit expires in September 2012 and contains certain restrictive financial covenants, is subject to borrowing base limitations and is collateralized by substantially all of the assets of the Company.

The Company has an unsecured revolving line of credit with a bank for borrowings to a maximum of $1,000,000 with interest payable monthly at the Wall Street Journal prime rate. This line of credit expired in October 2008. The Company renewed this line of credit in January 2009 and the line of credit expires in July 2010 subject to a floor of 4.25% and contains certain financial covenants. There were no borrowings outstanding under this facility at October 31, 2008 or 2007.

The prime rate was the primary interest rate on the above loans prior to September 14, 2007. After this date, the primary interest rate consisted primarily of LIBOR 30-day and 90-day rates plus 275 basis points. Prime rate approximated 4.00% and 7.50% at October 31, 2008 and 2007, while the 30-day LIBOR rate approximated 3.12% and 4.75% at October 31, 2008 and 2007. The Company has entered into a hedging arrangement to convert $25.0 million of variable interest rate debt to fixed interest rate debt (see Note 14). Interest paid during the years ended October 31, 2008, 2007 and 2006 approximated $5,713,000, $1,168,000, and $616,000. The Company had accrued interest of approximately $8,000 and $302,000 at October 31, 2008 and 2007. Deferred financing costs are amortized over the life of the related credit facilities and are reported as part of interest expense. In 2008 and 2007, $309,000 and $46,000 of deferred financing costs were included as interest expense; there were no deferred financing costs in 2006.

The Company's non-cash activities for 2008, 2007 and 2006 included equipment purchases of approximately $0, $1,738,000, and $1,322,000 which were financed by a bank, and the accrual for the contingent earn out payment to Syscan of $1,350,725 in 2006. The Company recorded non-cash investing and financing activities for the acquisition of The Herald-Dispatch of approximately $78.5 million. The Company also accrued approximately $1.6 million for a final working capital payment for the acquisition of The Herald-Dispatch. The working capital payment was made in the first quarter of 2008 totaling approximately $1.6 million.

4. EMPLOYEE BENEFIT PLANS

The Company had a Profit Sharing Plan that covered all eligible employees and qualified as a Savings Plan under Section 401(k) of the Internal Revenue Code. Effective January 1, 1998, the Profit Sharing Plan was merged into The Champion Industries, Inc. 401(k) Plan (the "Plan"). The Plan covers all eligible employees who satisfy the age and service requirements. Each participant may elect to contribute up to 15% of annual compensation and the Company is obligated to contribute 100% of the participant's contribution not to exceed 2% of the participant's annual compensation. The Company may make discretionary contributions to the Plan. The Company's expense under these Plans was approximately $525,000, $428,000, and $437,000 for the years ended October 31, 2008, 2007 and 2006.

The Company's accrued vacation liability as of October 31, 2008 and 2007 was approximately $645,000 and $597,000. This item is classified as a component of accrued expenses on the financial statements.

The Company's 1993 Stock Option Plan provides for the granting of both incentive and non-qualified stock options to management personnel for up to 762,939 shares of the Company's common stock. In March 2004, the Company's 2003 stock option plan was adopted to provide for the granting of both incentive and non-qualified stock options to management personnel for up to 475,000 shares of the Company's common stock.

The option price per share for incentive stock options shall not be lower than the fair market value of the common stock at the date of grant. The option price per share for non-qualified stock options shall be at such price as the Compensation Committee of the Board of Directors may determine at its sole discretion. All options to date are incentive stock options. Exercise prices for options outstanding as of October 31, 2008 ranged from $4.26 to $4.29. Options vest immediately and may be exercised within five years from the date of grant. The weighted average remaining contractual life of those options is 1.42 years.

A summary of the Company's stock option activity and related information for the years ended October 31 follows:

	2008	Weighted Average Exercise Price	2007	Weighted Average Exercise Price	2006	Weighted Average Exercise Price
Outstanding – beginning of year	**330,000**	**$ 4.18**	382,000	$ 4.01	570,000	$ 3.67
Granted	—	—	—	—	—	—
Exercised	**(19,000)**	**2.77**	(46,000)	3.10	(177,000)	2.91
Forfeited or expired	—	—	(6,000)	2.49	(11,000)	3.80
Outstanding – end of year	**311,000**	**4.27**	330,000	4.18	382,000	4.01
Weighted average fair value of options granted during the year	**$ —**		$ —		$ —	

A summary of stock options outstanding and exercisable at October 31, 2008, follows:

Exercise Price	Number Outstanding	Remaining Life
4.29	91,000	0.12
4.26	220,000	1.96

The Company had a deferred compensation agreement with one employee of Blue Ridge Printing Co., Inc. providing for payments totaling approximately $500,000 over a ten year period after retirement. During fiscal year 2007, a one-time payment to this employee of $375,000 was made by the Company satisfying its obligation in full. To assist in the funding of the payment, the Company had invested in life insurance policies which were monetized to effectuate this transaction. The amount expensed for this agreement for the year ended October 31, 2006 approximated $4,000. There was no expense for years ended October 31, 2008 and 2007.

5. INCOME TAXES

Income tax expense consisted of the following:

	Year Ended October 31,		
	2008	2007	2006
Current expense (benefit):			
Federal	**$ 463,599**	$ 2,666,371	$ 3,282,566
State	**(130,742)**	552,049	835,428
Deferred expenses (benefit)	**766,076**	(15,194)	(388,431)
	$ 1,098,933	$ 3,203,226	$ 3,729,563

Deferred tax assets and liabilities are as follows:

	October 31,	
	2008	2007
Deferred tax assets:		
Allowance for doubtful accounts	**$ 697,181**	$ 561,002
Net operating loss carryforward of acquired companies	**393,911**	420,261
Accrued vacation	**253,127**	235,400
Other accrued liabilities	**184,093**	177,133
Other comprehensive income	**371,943**	—
Gross deferred tax assets	**1,900,255**	1,393,796
Deferred tax liabilities:		
Property and equipment	**3,325,252**	2,453,341
Intangible assets	**1,090,710**	1,062,029
Gross deferred tax liability	**4,415,962**	3,515,370
Net deferred tax liabilities before valuation allowance	**2,515,707**	2,121,574
Valuation allowance:		
Beginning balance	**291,209**	303,317
Decrease during the period	**—**	(12,108)
Ending balance	**291,209**	291,209
Net deferred tax liabilities	**$ 2,806,916**	$ 2,412,783

The above net deferred tax liability is presented on the balance sheet as follows:

	2008	2007
Deferred tax asset - current	**$ 1,130,742**	$ 969,664
Deferred tax liability - long-term	**(3,937,658)**	(3,382,447)
	$ (2,806,916)	$ (2,412,783)

A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate is as follows:

	Year Ended October 31,		
	2008	2007	2006
Statutory federal income tax rate	**34.0 %**	34.0 %	34.0 %
State taxes, net of federal benefit	**1.3**	5.7	5.2
Change in valuation allowance	**—**	(0.1)	—
Selling expenses	**1.1**	0.7	0.7
Cash surrender value of life insurance accretion	**(0.2)**	(0.2)	(0.3)
Amended state returns	**—**	(0.8)	—
State apportionment tax accrual adjustments	**(3.6)**	(1.9)	—
Federal tax accrual adjustments	**(0.8)**	(0.7)	—
Tax benefits associated with The Herald-Dispatch	**(17.2)**	(1.7)	—
Other	**0.8**	(0.5)	0.9
Effective tax rate	**15.4 %**	34.5 %	40.5 %

Income taxes paid during the years ended October 31, 2008, 2007 and 2006 approximated $412,000, $5,084,000, and $3,608,000. The Company recorded an income tax refund at October 31, 2008 and 2007 of $711,000 and $632,000.

The Company has available for income tax purposes net operating loss carryforwards from acquired companies of approximately $827,000, of which $794,000 expires in 2012 and $33,000 in 2013. The Company has available for state income tax purposes net operating loss carryforwards from acquired companies of approximately $1,275,000 of which $30,000 expires in 2013, $268,000 expires in 2019, $478,000 expires in 2020, $98,000 expires in 2023, $120,000 expires in 2024 and $281,000 expires in 2025. In 2007, the valuation allowance decreased by $12,000, which is primarily reflective of the usage of net operating losses in the state of Mississippi. The Company did not record a change in the valuation allowance in 2006 and 2008.

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), this interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes" (SFAS 109). This interpretation is effective for fiscal years beginning after December 15, 2006. The Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48) effective November 1, 2007 with no effect on the Company's consolidated financial statements. As of the date of adoption, the Company had approximately $150,000 of unrecognized tax benefits, all of which would impact the effective tax rate if recognized. The Company was notified in April 2008 and an examination began in May 2008 by the IRS covering our fiscal year-end 2005 federal tax return. This audit was completed and settled during the third quarter of 2008. As of October 31, 2008, the Company is subject to U.S. Federal income tax examination for the fiscal tax years ended October 31, 2006, 2007 and 2008. State Income Tax returns are generally subject to a period of examination for a period of three to five years. We have one state income tax return covering our fiscal years ended 2004 and 2005 currently under examination. Tax interest and penalties are classified as income taxes in the accompanying statements of income and were insignificant for all periods presented. The unrecognized tax benefit at October 31, 2008 was approximately $36,000. The Company is currently unable to assess whether any significant increase or decrease to the unrecognized tax benefit will be recorded during the next 12 months.

The Company's unrecognized tax benefit activity for the fiscal year ended October 31, 2008 was as follows:

Unrecognized tax benefit at November 1, 2007	$	150,000
Other		(42,000)
Settlements/Audits		(72,000)
Unrecognized tax benefit at October 31, 2008	**$**	**36,000**

6. RELATED PARTY TRANSACTIONS AND OPERATING LEASE COMMITMENTS

The Company leases operating facilities from entities controlled by its Chief Executive Officer, his family and affiliates as well as facilities controlled by a Company owned by the former sole owner of Syscan pursuant to the acquisition of Syscan (see note 8). The original terms of these leases, which are accounted for as operating leases, range from two to fifteen years.

A summary of significant related party transactions follows:

	Year Ended October 31,		
	2008	2007	2006
Rent expense paid to affiliated entities for operating facilities	**$ 434,000**	$ 434,000	$ 449,000
Sales of office products, office furniture and printing services to affiliated entities	**895,000**	934,000	693,000

In addition, the Company leases property and equipment from unrelated entities under operating leases. Rent expense amounted to $912,000, $819,000, and $714,000 for the years ended October 31, 2008, 2007 and 2006.

Under the terms and conditions of the above-mentioned leases, the Company is primarily responsible for all taxes, assessments, maintenance, repairs or replacements, utilities and insurance. The Champion Output Solutions' lease excludes taxes and insurance during the initial lease term. Champion Output Solutions subleases approximately 8,500 square feet at an annual rate of approximately $44,000 through June 30th, 2011. The Company has renewal options for certain leases covering varying periods.

In addition, the Company purchased vehicles from an entity controlled by family members of its Chief Executive Officer in the amounts of $150,000, $105,000 and $102,000 for the years ended October 31, 2008, 2007 and 2006.

Future minimum rental commitments for all non-cancelable operating leases including related party commitments with initial terms of one year or more consisted of the following at October 31, 2008:

2009	$ 1,319,849
2010	1,095,075
2011	940,785
2012	782,343
2013	695,884
Residual	121,640
	$ 4,955,576

The Company participates in a self-insurance program for employee health care benefits with affiliates controlled by its Chief Executive Officer and as such is responsible for paying claims of Company participants as required by the plan document. The Company is allocating costs primarily related to the reinsurance premiums based on its proportionate share to provide such benefits to its employees. The Company's expense related to this program for the years ended October 31, 2008, 2007 and 2006 was approximately $5,017,000, $3,493,000, and $3,792,000.

During 2008, 2007 and 2006, the Company utilized an aircraft from an entity controlled by its Chief Executive Officer and reimbursed the controlled entity for the use of the aircraft, fuel, aircrew, ramp fees and other expenses attendant to the Company's use, in amounts aggregating $56,000, $91,000, and $119,000. The Company believes that such amounts are at or below the market rate charged by third-party commercial charter companies for similar aircraft.

The Company believes that the terms of its related party transactions are no less favorable to the Company than could be obtained with an independent third party.

7. COMMITMENTS AND CONTINGENCIES

The Company is subject to the environmental laws and regulations of the United States and the states in which it operates concerning emissions into the air, discharges into the waterways and the generation, handling and disposal of waste materials. The Company's past expenditures relating to environmental compliance have not had a material effect on the Company and are included in normal operating expenses. These laws and regulations are constantly evolving, and it is impossible to predict accurately the effect they may have upon the capital expenditures, earnings, and competitive position of the Company in the future. Based upon information currently available, management believes that expenditures relating to environmental compliance will not have a material impact on the financial position of the Company.

The Company is subject to various claims and legal actions that arise in the ordinary course of business as well as various governmental audits and examinations. In the opinion of management, after consulting with legal counsel where applicable, the Company believes that the ultimate resolution of these claims, audits and legal actions will not have a material effect on the consolidated financial statements of the Company.

8. ACQUISITIONS

On September 14, 2007, the Company completed, pursuant to an asset purchase agreement, the acquisition of The Herald-Dispatch daily newspaper in Huntington, WV. The purchase price was $77.0 million and subject to a working capital payment of $837,554 plus or minus any change in working capital from the index working capital base of $1,675,107 at the closing date of September 14, 2007. The working capital payment totaled approximately $1.6 million.

Approximately six weeks of the operations of The Herald-Dispatch are included in the Company's Statement of Operations commencing concurrent with the acquisition in 2007.

The Company acquired substantially all of the net assets of The Herald-Dispatch for a purchase price of $77.0 million consisting of cash. The purchase price included a cash payment of *$77.0 million plus acquisition costs of approximately $373,000 and a working capital adjust*ment of approximately $1,616,000. The working capital adjustment was recorded under accrued expenses at October 31, 2007. The purchase price was financed by the Company through a term debt facility and a revolving credit facility. The purchase of The Herald-Dispatch was consummated based on certain specifically identified synergies due in part to duplicative functions, to achieve cash flow diversity, to capitalize on a unique investment opportunity in the Company's core territory, and to provide a platform for future growth and expansion opportunities. The following is a condensed balance sheet indicating the amount assigned to each major asset and liability caption of The Herald-Dispatch at September 14, 2007:

Current assets, net of cash received	$ 2,748,445
Property, plant, and equipment	8,582,200
Goodwill	35,396,335
Trademark and masthead	18,515,316
Subscriber base asset	3,427,755
Advertiser base asset	10,613,497
Total assets	79,283,548
Current liabilities	740,395
Net assets acquired	$ 78,543,153

The following table summarizes the unaudited consolidated pro forma results of operations and pro forma net income per share for the years ended October 31, 2007 and 2006, assuming The Herald-Dispatch acquisition had occurred at the start of the Company's fiscal year for each of the periods represented below. The pro forma results below were derived from The Herald-Dispatch internal financial statements representing the periods approximating the Company's fiscal year and are reflective of adjustments associated with additional interest expense and associated deferred financing costs not recorded on the Company's financial statements of approximately $5.2 million and $6.2 million for the 2007 and 2006, respectively. The Company recorded pro forma adjustments resulting from additional amortization expense of $614,000 and $702,000 for 2007 and 2006, respectively; additional depreciation of $524,000 and $352,000 for 2007 and 2006 and adjustments associated with retirement plans and postretirement benefits other than pensions which were not assumed by the Company totaling $398,000 and $869,000 in 2007 and 2006.

	2007	2006
	(in millions, expect per share data)	
Revenues	**$ 164.7**	$ 168.8
Net income	**$ 6.9**	$ 6.6
Earnings per share:		
Basic	**$ 0.69**	$ 0.67
Diluted	**$ 0.68**	$ 0.66
Weighted average shares outstanding:		
Basic	**10.0**	9.8
Diluted	**10.1**	10.0

The identifiable intangible assets of The Herald-Dispatch are being amortized on a straight-line basis over a period of 20 years for both the subscriber and advertiser base. The weighted average life of the amortizable intangible assets for the acquisition of The Herald-Dispatch at the acquisition date was approximately 20 years. The trademarks and masthead for the acquisition of The Herald-Dispatch was determined to have an indefinite life. The remaining allocation of the purchase price of The Herald-Dispatch was assigned to goodwill. The Company expects to achieve tax deductions associated with non-amortizing intangibles and goodwill of approximately $3.6 million per year for a period of 15 years.

On September 7, 2004, the Company acquired all the issued and outstanding capital stock of Syscan Corporation ("Syscan"), a West Virginia corporation, for a cash price of $3,500,000 and a contingent purchase price, dependent upon satisfaction of certain conditions, not to exceed the amount of $1,500,000. On December 14, 2006, the Company paid the contingent purchase price in the amount of $1,350,725. This amount was accrued at October 31, 2006. The Company also purchased a building from an entity controlled by Syscan's sole shareholder for $117,000 concurrent with the Syscan acquisition. After considering the cash received, the acquisition of a building and acquisition costs the net assets acquired totaled approximately $2,688,000. Syscan Corporation is a provider of integrated business products, with a primary emphasis on office and data products, printing, mailing and fulfillment services, and office furniture. The acquisition was consummated based on significant identified synergies which could be achieved due to a duplication of market territory. The acquisition brought additional supply chain management and mailing expertise to the Company and allowed Syscan to offer a broader array of printing services to its existing customer base.

The Williams Land Corporation has the option to put the 3000 Washington Street building occupied by Syscan to the Company for a purchase price of $1.5 million and the Company has the option to purchase the building for $1.5 million at the conclusion of the five year lease term ending September 1, 2009. This option may be exercised no later than 60 days prior to the end of the lease and closing of said purchase cannot exceed 45 days from the end of the lease

All of the above transactions have been accounted for using the purchase method of accounting.

9. INDUSTRY SEGMENT INFORMATION

The Company operates principally in three industry segments organized on the basis of product lines: the production, printing and sale, principally to commercial customers, of printed materials (including brochures, pamphlets, reports, tags, continuous and other forms); the sale of office products and office furniture including interior design services; and publication of The Herald-Dispatch daily newspaper in Huntington, West Virginia with a total daily and Sunday circulation of approximately 26,000 and 31,000, respectively. Approximately six weeks of the operations of The Herald-Dispatch are included in the Company's Statement of Operations commencing concurrent with the acquisition in 2007. The Company employs approximately 890 people, of whom approximately 80, or 9%, are covered by collective bargaining agreements, which expire on May 31, 2010 and December 31, 2010, respectively.

The table below presents information about reported segments for the years ended October 31:

2008	Printing	Office Products & Furniture	Newspaper	Total
Revenues	**$ 115,565,580**	**$ 49,708,630**	**$ 18,939,250**	**$ 184,213,460**
Elimination of intersegment revenue	**(13,359,482)**	**(8,168,516)**	**—**	**(21,527,998)**
Consolidated revenues	**$ 102,206,098**	**$ 41,540,114**	**$ 18,939,250**	**$ 162,685,462**
Operating income	**$ 5,533,022**	**$ 3,628,716**	**$ 3,557,697**	**12,719,435**
Depreciation and amortization	**3,534,326**	**214,298**	**1,635,885**	**5,384,509**
Capital expenditures	**2,136,125**	**84,434**	**152,563**	**2,373,122**
Identifiable assets	**54,152,606**	**5,228,906**	**81,897,333**	**141,278,845**
Goodwill	**2,226,837**	**1,230,485**	**35,437,456**	**38,894,778**

2007	Printing	Office Products & Furniture	Newspaper	Total
Revenues	$ 114,394,118	$ 49,881,702	$ 2,540,377	$ 166,816,197
Elimination of intersegment revenue	(12,741,283)	(8,433,060)	—	(21,174,343)
Consolidated revenues	$ 101,652,835	$ 41,448,642	$ 2,540,377	$ 145,641,854
Operating income	$ 6,416,551	$ 3,438,459	$ 659,679	10,514,689
Depreciation and amortization	3,576,975	211,167	204,498	3,992,640
Capital expenditures	4,919,357	145,471	203,086	5,267,914
Identifiable assets	57,020,668	10,339,686	81,851,237	149,211,591
Goodwill	2,226,837	1,230,485	35,396,335	38,853,657

2006	Printing	Office Products & Furniture	Newspaper	Total
Revenues	$ 120,891,348	$ 47,758,730	$ —	$ 168,650,078
Elimination of intersegment revenue	(14,477,685)	(8,984,517)	—	(23,462,202)
Consolidated revenues	$ 106,413,663	$ 38,774,213	$ —	$ 145,187,876
Operating income	$ 6,804,181	$ 2,949,166	$ —	$ 9,753,347
Depreciation and amortization	3,975,850	182,898	—	4,158,748
Capital expenditures	3,995,745	278,184	—	4,273,929
Identifiable assets	53,714,643	12,274,083	—	65,988,726
Goodwill	2,226,837	1,184,674	—	3,411,511

A reconciliation of total segment revenue, assets and operating income to consolidated income before income taxes for the years ended October 31, 2008, 2007 and 2006 is as follows:

	2008	2007	2006
Revenues:			
Total segment revenues	$ 184,213,460	$ 166,816,197	$ 168,650,078
Elimination of intersegment revenue	(21,527,998)	(21,174,343)	(23,462,202)
Consolidated revenue	$ 162,685,462	$ 145,641,854	$ 145,187,876
Operating income:			
Total segment operating income	$ 12,719,435	$ 10,514,689	$ 9,753,347
Interest income	65,657	45,021	28,251
Interest expense	(5,733,677)	(1,455,470)	(609,881)
Other income	69,602	179,126	31,694
Consolidated income before income taxes	$ 7,121,017	$ 9,283,366	$ 9,203,411
Identifiable assets:			
Total segment identifiable assets	$ 141,278,845	$ 149,211,591	$ 65,988,726
Elimination of intersegment assets	—	—	—
Total consolidated assets	$ 141,278,845	$ 149,211,591	$ 65,988,726

10. ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES AND IMPACT OF HURRICANE KATRINA

On August 29, 2005, Hurricane Katrina made landfall and subsequently caused extensive flooding and destruction along the coastal areas of the Gulf of Mexico, including New Orleans and other communities in Louisiana and Mississippi in which Champion conducts business. Operations in many of the Company's markets were disrupted by both the evacuation of large portions of the population as well as damage and/or lack of access to the Company's operating facility in New Orleans.

The Company filed insurance claims related to both actual and contingent losses. The Company received an advance to claim from an insurance company of $300,000 in February 2006. A second advance to claim of $200,000 was received in April 2006 and a check in the amount of $78,000 in full settlement of any and all claims was received in May 2006. The Company recorded all of the payments as insurance recoveries for the year ended October 31, 2006.

The Company has categorized the costs associated with Hurricane Katrina as follows:

1.) Personnel costs representing costs associated with payment of personnel primarily in New Orleans during the time period the city was essentially shut down;
2.) Plant costs represent all facilities, equipment and inventory charges incurred as a result of the hurricane using the most current available information;
3.) The allowance for doubtful accounts charge represents accounts receivable specifically reserved or based on a collectability analysis performed by the Company using the most current available information for customers located in New Orleans area at that time;
4.) The relocation costs represent costs of closing the New Orleans production facility and associated costs of moving equipment.

The following table summarizes the cumulative costs incurred as of October 31, 2008 relating to Hurricane Katrina:

Personnel	$ 88,423
Plant	745,035
Allowance for doubtful accounts	208,310
Moving and relocation costs	255,215
Total pre-tax hurricane expense	1,296,983
Lease settlement recovery	75,583
Insurance recoveries	577,677
Total recoveries	653,260
Cumulative impact of Hurricane Katrina, net	$ 643,723

The Company recorded costs of $1,020,999 for the three months ended October, 31 2005 and costs of $275,984 and recoveries of $653,260 for the year ended October 31, 2006 relating to Hurricane Katrina. There were no costs or recoveries associated with Hurricane Katrina recorded in 2007 and 2008.

The costs and recoveries associated with Hurricane Katrina are reflected in the consolidated statements of operations in the category "Hurricane and relocation costs, net of recoveries" and are part of the printing segment.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value. The fair value of long-term debt was estimated using discounted cash flows and it approximates its carrying value.

12. ACQUIRED INTANGIBLE ASSETS AND GOODWILL

	2008		2007	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable intangible assets:				
Non-compete agreement	$ 1,000,000	$ 595,238	$ 1,000,000	$ 452,381
Customer relationships	2,451,073	538,544	2,451,073	416,446
Advertising and subscriber base	14,041,252	789,820	14,041,252	87,758
Other	564,946	402,828	564,946	321,445
	18,057,271	2,326,430	18,057,271	1,278,030
Unamortizable intangible assets:				
Goodwill	39,402,056	507,278	39,360,935	507,278
Trademark and masthead	18,515,316	—	18,515,316	—
	57,917,372	507,278	57,876,251	507,278
Total goodwill and other intangibles	$ 75,974,643	$ 2,833,708	$ 75,933,522	$ 1,785,308

Amortization expense for the years ended October 31, 2008, 2007 and 2006 was $1,048,000, $443,000 and $361,000 respectively. The non-compete agreement is being amortized over a period of seven years and the customer relationships are being amortized over a period of 20 years. These items are both related to the acquisition of Syscan in 2004. The advertising and subscribers bases related to the acquisition of The Herald-Dispatch are being amortized over 20 years. The trademark and masthead associated with the acquisition of The Herald-Dispatch are non-amortizing assets. The weighted average remaining life of the Company's amortizable intangible assets was approximately 15 years. Estimated amortization expense for each of the following years is:

2009	$ 1,019,079
2010	1,001,866
2011	971,708
2012	847,160
2013	841,660
Thereafter	11,049,368
	$ 15,730,841

The changes in the carrying amount of goodwill for the years ended October 31, 2008 and 2007 were:

	2008	2007
Balance as of November 1, 2007 and 2006	$ 38,853,657	$ 3,411,511
Goodwill acquired during the year additions	41,121	35,442,146
Balance as of October 31, 2008 and 2007	$ 38,894,778	$ 38,853,657

The changes in the carrying amounts of goodwill and other intangibles attribute to each segment at October 31, 2008 and 2007 are as follows:

GOODWILL

	October 31, 2007	Amortization Expense	Other	October 31, 2008
Printing	$ 2,226,837	$ —	$ —	$ 2,226,837
Office products and furniture	1,230,485	—	—	1,230,485
Newspaper	35,396,335	—	41,121	35,437,456
Total	$ 38,853,657	$ —	$ 41,121	$ 38,894,778

	October 31, 2006	Amortization Expense	Other	October 31, 2007
Printing	$ 2,226,837	$ —	$ —	$ 2,226,837
Office products and furniture	1,184,674	—	45,811	1,230,485
Newspaper	—	—	35,396,335	35,396,335
Total	$ 3,411,511	$ —	$ 35,442,146	$ 38,853,657

OTHER INTANGIBLES

	October 31, 2007	Amortization Expense	Other	October 31, 2008
Printing	$ 925,210	$ 339,189	$ —	$ 586,021
Office products and furniture	1,900,537	7,148	—	1,893,389
Newspaper	32,468,810	702,063	—	31,766,747
Total	$ 35,294,557	$ 1,048,400	$ —	$ 34,246,157

	October 31, 2006	Amortization Expense	Other	October 31, 2007
Printing	$ 1,212,899	$ 342,689	$ 55,000	$ 925,210
Office products and furniture	1,912,792	12,255	—	1,900,537
Newspaper	—	87,758	32,556,568	32,468,810
Total	$ 3,125,691	$ 442,702	$ 32,611,568	$ 35,294,557

13. CERTAIN SIGNIFICANT ESTIMATES

Our estimates that influence the financial statements are normally based on knowledge and experience about past and current events and assumptions about future events. The following estimates affecting the financial statements are particularly sensitive because of their significance and it is at least reasonably possible that a change in these estimates will occur in the near term.

GOODWILL AND IDENTIFIABLE ASSETS

We evaluate the recoverability of the goodwill and intangible assets of each of our reporting units as required under SFAS 142 by comparing the fair value of each reporting unit with its carrying value. The fair values of our reporting units are determined using a combination of a discounted cash flow analysis and market multiples based on historical and projected financial information. We apply our best judgment when assessing the reasonableness of the financial projections used to determine the fair value of each reporting unit.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company encounters risks associated with sales and the collection of the associated accounts receivable. As such, the Company records a monthly provision for accounts receivable that are considered to be uncollectible. In order to calculate the appropriate monthly provision, the Company primarily utilizes a historical rate of accounts receivables written off as a percentage of total revenue. This historical rate is applied to the current revenues on a monthly basis. The historical rate is updated periodically based on events that may change the rate such as a significant increase or decrease in collection performance and timing of payments as well as the calculated total exposure in relation to the allowance. Periodically, the Company compares the identified credit risks with the allowance that has been established using historical experience and adjusts the allowance accordingly. The underlying assumptions used for the allowance can change from period to period and could potentially cause a material impact to the income statement and working capital.

FINANCIAL INSTRUMENTS

In managing interest rate risk exposure, the Company enters into interest rate swap agreements. An interest rate swap is a contractual exchange of interest payments between two parties. A standard interest rate swap involves the payment of a fixed rate times a notional amount by one party in exchange for a floating rate times the same notional amount from another party. As interest rates change, the difference to be paid or received is accrued and recognized as interest expense or income over the life of the agreement. These instruments are not entered into for trading purposes. Counterparties to the Company's interest rate swap agreements are major financial institutions. In accordance with SFAS No. 133 , "Accounting for Derivative Instruments and Certain Hedging Activities", as amended by SFAS No. 137 and 138, the Company recognizes interest rate swap agreements on the balance sheet at fair value. The interest rate swap agreements are marked to market with changes in fair value recognized in other comprehensive income (loss).

14. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company manages exposure to changes in market interest rates. The Company's use of derivative instruments is limited to highly effective fixed and floating interest rate swap agreements used to manage well-defined interest rate risk exposures. The Company monitors its positions and the credit ratings of its counterparties and does not anticipate non-performance by the counterparties. Interest rate swap agreements are not entered into for trading purposes.

At September 28, 2007, the Company was party to an interest rate swap agreement which terminates on October 29, 2010. The swap agreement is with a major financial institution and aggregates $25 million in notional principal amount. This swap agreement effectively converted $25 million of variable interest rate debt to fixed rate debt. The swap agreement requires the Company to make fixed interest payments based on an average effective rate of 4.78% and receive variable interest payments from its counterparties based on one-month LIBOR (actual rate of 3.12% at October 31, 2008). The remaining term of this swap agreement is approximately two years. In fiscal 2008 and 2007, the Company recorded a net change in the fair value of the fixed interest rate swap agreement in the amount of $546,563 and $11,350, net of income tax as other comprehensive loss. The net additional interest payments made or received under this swap agreement are recognized in interest expense.

15. EARNINGS PER SHARE

Earnings per share (EPS) were computed as follows:

	Income	Weighted Average Shares	Per Share Amount
Year Ended October 31, 2008			
Net income	$ 6,022,084		
Basic earnings per share			
Income available to common shareholders	6,022,084	9,986,000	$ 0.60
Effect of dilutive securities stock options		38,000	
Diluted earnings per share			
Income available to common shareholders and assumed conversions	$ 6,022,084	10,024,000	$ 0.60
Year Ended October 31, 2007			
Net income	$ 6,080,140		
Basic earnings per share			
Income available to common shareholders	6,080,140	9,957,000	$ 0.61
Effect of dilutive securities stock options		146,000	
Diluted earnings per share			
Income available to common shareholders and assumed conversions	$ 6,080,140	10,103,000	$ 0.60
Year Ended October 31, 2006			
Net income	$ 5,473,848		
Basic earnings per share			
Income available to common shareholders	5,473,848	9,818,000	$ 0.56
Effect of dilutive securities stock options		154,000	
Diluted earnings per share			
Income available to common shareholders and assumed conversions	$ 5,473,848	9,972,000	$ 0.55

16. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended October 31, 2008 and 2007.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues				
2008	**$ 40,294,000**	**$ 39,271,000**	**$ 39,716,000**	**$ 43,404,000**
2007	$ 34,939,000	$ 33,814,000	$ 35,592,000	$ 41,297,000
Gross profit				
2008	**$ 12,897,000**	**$ 12,770,000**	**$ 12,272,000**	**$ 14,276,000**
2007	$ 10,351,000	$ 10,191,000	$ 9,752,000	$ 12,556,000
Net income				
2008	**$ 1,278,000**	**$ 1,395,000**	**$ 1,067,000**	**$ 2,282,000**
2007	$ 1,268,000	$ 1,390,000	$ 1,031,000	$ 2,391,000
Earnings per share				
Basic				
2008	**$ 0.13**	**$ 0.14**	**$ 0.11**	**$ 0.23**
2007	$ 0.13	$ 0.14	$ 0.10	$ 0.24
Diluted				
2008	**$ 0.13**	**$ 0.14**	**$ 0.11**	**$ 0.23**
2007	$ 0.13	$ 0.14	$ 0.10	$ 0.24
Weighted average shares outstanding				
Basic				
2008	**9,981,000**	**9,988,000**	**9,988,000**	**9,988,000**
2007	9,939,000	9,962,000	9,963,000	9,963,000
Diluted				
2008	**10,045,000**	**10,041,000**	**10,023,000**	**9,988,000**
2007	10,110,000	10,133,000	10,106,000	10,064,000

Shareholders' Information

CORPORATE HEADQUARTERS
Champion Industries, Inc.

MAILING ADDRESS
P. O. Box 2968 | Huntington, WV 25728-2968

STREET ADDRESS
2450-90 First Avenue | Huntington, WV 25703 | p 304.528.2700 | f 304.528.2765

NOTICE TO SHAREHOLDERS

A copy of the Company's annual report on Form 10-K for the fiscal year ended October 31, 2008, as filed with the Securities and Exchange Commission, including the financial statements and schedules thereto, is available through EDGAR or upon written request to:

Champion Industries, Inc.
P. O. Box 2968
Huntington, WV 25728-2968

ANNUAL MEETING

The annual meeting of shareholders will be held at 1:00 PM on Monday, March 16, 2009, at the Pullman Plaza Hotel, 1001 3rd Avenue, Huntington, WV.

REQUEST FOR INFORMATION

Shareholders, analysts and others seeking financial information are requested to contact our Chief Financial Officer at Corporate Headquarters.

STOCK TRANSFER AGENT AND REGISTRAR
National City Bank, Cleveland, OH
tf 1.800.622.6757

Shareholder correspondence and written transfer requests should be sent to:

National City, Dept. 5352
Now a part of PNC
Corporate Trust Operations
P.O. Box 92301
Cleveland, OH 44193-0900

COMMON STOCK LISTING

Common stock of Champion Industries, Inc. is traded on the NASDAQ National Market System *(Now Global Market) under the symbol CHMP.*

production notes

COVER
Paper | Endurance; 100# Velvet Cover
Ink | 4-color process; PMS 485; Gloss Aqueous

PICTORIAL | NARRATIVE
Paper | Endurance; 100# Velvet Text and
Neenah Paper; Translucents - Oxford 28#
Ink | 4-color process; PMS 485; Gloss Aqueous

FINANCIAL REPORT
Paper | Exact Opaque; 60# Gray
Ink | 2-color; PMS 485 and Black

PRINTED
The Merten Company, Cincinnati, OH | Printed with 200-line Sublima Screening

LAYOUT AND DESIGN
Bulldog Creative Services, Huntington, WV



END